SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

LONG BEACH SECURITIES CORP.
(Exact Name of Registrant as Specified in Charter)

0001119605
(Registrant CIK Number)

Form 8-K (filed October 22, 2004)
(Electronic Report, Schedule or Registration Statement of Which the Documents are a Part (Give Period of Report))

333-109318
(SEC File Number, if Available)

(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Anaheim, state of California, October 21, 2004.

Long Beach Securities Corp.
(Registrant)

By ______________, Authorized Officer
(Name and Title)

Filings Made by Persons Other Than the Registrant. After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________________, 200_, that the information set forth in this statement is true and complete.

By ______________________
(Name)

____
(Title)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **October 20, 2004**

LONG BEACH SECURITIES CORP.

(as depositor under the Pooling and Servicing Agreement, dated as of October 1, 2004, providing for the issuance of Asset-Backed Certificates, Series 2004-6)

(Exact name of registrant as specified in its charter)

333-109318
(Commission File Number)

Delaware (State or other jurisdiction of incorporation)	**33-0917586** (I.R.S. Employer Identification No.)

1400 South Douglass Road, Suite 100, Anaheim, California 92806
(Address of principal executive offices, with zip code)

(714) 939-5200
(Registrant's telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events

Description of the Certificates and the Mortgage Pool

As of the date hereof, Long Beach Securities Corp. (the "Registrant") has caused to be filed with the Securities and Exchange Commission (the "Commission") pursuant to the Commission's Rule 424 a Prospectus Supplement to its Prospectus, dated February 10, 2004, in connection with the Registrant's issuance of a series of certificates, entitled Long Beach Mortgage Loan Trust 2004-6, Asset-Backed Certificates, Series 2004-6 (the "2004-6 Certificates"), to be issued pursuant to a pooling and servicing agreement, dated as of October 1, 2004, among the Registrant as depositor (the "Depositor"), Long Beach Mortgage Company as master servicer ("Master Servicer") and Deutsche Bank National Trust Company as trustee. The Registrant, Master Servicer, Lehman Brothers Inc. and WaMu Capital Corp. (together, Lehman Brothers Inc. and WaMu Capital Corp. are the "Underwriters") have entered into an Underwriting Agreement dated as of October 19, 2004 for the purchase of the Class I-A1 Certificates, the Class I-A2 Certificates, the Class II-A1 Certificates, the Class II-A2 Certificates, the Class A-3 Certificates, the Class M-1 Certificates, the Class M-2 Certificates, the Class M-3 Certificates, the Class M-4 Certificates, the Class M-5 Certificates, the Class M-6 Certificates, the Class M-7 Certificates and the Class B Certificates (the "Underwritten Certificates"). The 2004-6 Certificates will represent in the aggregate the entire beneficial ownership interests in a trust fund (the "Trust Fund") consisting primarily of a pool of fixed rate and adjustable rate, first lien residential mortgage loans having original terms to maturity up to 30 years (the "Mortgage Loans").

Computational Materials

The Underwriters have advised the Registrant that they have furnished to certain prospective purchasers of Certificates certain materials, herein referred to as "Computational Materials", in written form, which Computational Materials are in the nature of data tables and term sheet information relating to the Mortgage Loans or other assets of the Trust Fund, the structure of the Underwritten Certificates and terms of certain classes of Underwritten Certificates, and the hypothetical characteristics and hypothetical performance of certain classes of Underwritten Certificates under certain assumptions and scenarios.

The Computational Materials have been provided by the Underwriters. The information in the Computational Materials is preliminary and will be superseded by the Prospectus Supplement relating to the Certificates and by any other information subsequently filed with the Commission.

The Computational Materials were prepared by the Underwriters at the request of certain prospective investors. The Computational Materials may be based on information that differs from the information set forth in the Prospectus Supplement.

Intex Model

The Intex model (the "Intex Model") has been provided by the Underwriters in connection with the Underwritten Certificates. The Intex Model allows prospective investors to generate hypothetical performance data with respect to the Underwritten Certificates based on assumptions chosen by them regarding certain characteristics of the related mortgage loans. Access to the Intex Model can be obtained by contacting Jenna Levine at Lehman Brothers Inc. at (212) 526-1453.

Item 9.01. Financial Statements and Exhibits

(a) Financial Statements.
Not applicable.

(b) PRO FORMA Financial Information.
Not applicable.

(c) Exhibits

Exhibit No.	Item 601(A) of Regulation S-K Exhibit No.	Description
1	99.1	Computations Materials (as defined in Item 8.01) that have been provided by Lehman Brothers Inc. and WaMu Capital Corp. to certain prospective purchasers of Long Beach Mortgage Loan Trust Asset-Backed Certificates, Series 2004-6.
2	99.2	Intex Model (as defined in Item 8.01) that has been provided by Lehman Brothers Inc. and WaMu Capital Corp. in connection with the Registrant's Long Beach Mortgage Loan Trust Asset-Backed Certificates, Series 2004-6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 21, 2004

LONG BEACH SECURITIES CORP.

By: ______________________

Name: Deven Patel

Title: Authorized Officer

Index to Exhibits

Exhibit No.	Description	Sequentially Numbered Page
99.1	Computations Materials (as defined in Item 8.01) that have been provided by Lehman Brothers Inc. and WaMu Capital Corp. to certain prospective purchasers of Long Beach Mortgage Loan Trust Asset-Backed Certificates, Series 2004-6.	P
99.2	Intex Model (as defined in Item 8.01) that has been provided by Lehman Brothers Inc. and WaMu Capital Corp. in connection with the Registrant's Long Beach Mortgage Loan Trust Asset-Backed Certificates, Series 2004-6.	P

EXHIBIT 99.1

FILED BY PAPER

$1,099,882,000 (Approximate)
LONG BEACH MORTGAGE LOAN TRUST
SERIES 2004-6
SENIOR/SUBORDINATE CERTIFICATES
Available Funds Floaters
No Hard Cap – Act/360 – No Delay

To 10% Call								
Class	Size ($)	Coupon/ Benchmark	Est. WAL[(1)] (yrs.)	Payment Window[(1)] (mos.)	Initial C/E [(2)] (%)	Margin	Legal Final Maturity	Ratings S&P/Fitch
I-A1[(3)]	415,624,000	1M LIBOR	1.48	1-54	15.25%	0.20%	11/25/2034	AAA/AAA
I-A2[(3)]	85,500,000	1M LIBOR	5.93	54-78	15.25%	0.51%	11/25/2034	AAA/AAA
II-A1[(4)]	366,355,000	1M LIBOR	1.50	1-55	15.25%	0.27%	11/25/2034	AAA/AAA
II-A2[(4)]	68,414,000	1M LIBOR	5.98	55-78	15.25%	0.53%	11/25/2034	AAA/AAA
A-3[(5)]	51,350,000	1M LIBOR	4.58	41-78	10.60%	0.65%	11/25/2034	AAA/NR
M-1	41,411,000	1M LIBOR	4.50	39-78	6.85%	0.80%	11/25/2034	AA+/NR
M-2	32,025,000	1M LIBOR	4.46	38-78	3.95%	1.15%	11/25/2034	AA/NR
M-3	7,178,000	1M LIBOR	4.44	38-78	3.30%	1.35%	11/25/2034	AA-/NR
M-4	7,730,000	1M LIBOR	4.43	37-78	2.60%	1.55%	11/25/2034	A+/NR
M-5	8,282,000	1M LIBOR	4.41	37-78	1.85%	2.00%	11/25/2034	A/NR
M-6	6,626,000	1M LIBOR	4.24	37-75	1.25%	2.20%	11/25/2034	A-/NR
M-7	6,074,000	1M LIBOR	3.80	37-62	0.70%	2.50%	11/25/2034	BBB+/NR
B	3,313,000	1M LIBOR	3.14	37-43	0.40%	2.50%	11/25/2034	BBB/NR

To Maturity								
Class	Size ($)	Coupon/ Benchmark	Est. WAL[(1)] (yrs.)	Payment Window[(1)] (mos.)	Initial C/E [(2)] (%)	Margin	Legal Final Maturity	Ratings S&P/Fitch
I-A1[(3)]	415,624,000	1M LIBOR	1.48	1-54	15.25%	0.20%	11/25/2034	AAA/AAA
I-A2[(3)]	85,500,000	1M LIBOR	7.22	54-187	15.25%	0.51%	11/25/2034	AAA/AAA
II-A1[(4)]	366,355,000	1M LIBOR	1.50	1-55	15.25%	0.27%	11/25/2034	AAA/AAA
II-A2[(4)]	68,414,000	1M LIBOR	7.24	55-181	15.25%	0.53%	11/25/2034	AAA/AAA
A-3[(5)]	51,350,000	1M LIBOR	5.05	41-147	10.60%	0.65%	11/25/2034	AAA/NR
M-1	41,411,000	1M LIBOR	4.92	39-133	6.85%	0.80%	11/25/2034	AA+/NR
M-2	32,025,000	1M LIBOR	4.80	38-119	3.95%	1.15%	11/25/2034	AA/NR
M-3	7,178,000	1M LIBOR	4.69	38-101	3.30%	1.35%	11/25/2034	AA-/NR
M-4	7,730,000	1M LIBOR	4.60	37-95	2.60%	1.55%	11/25/2034	A+/NR
M-5	8,282,000	1M LIBOR	4.46	37-87	1.85%	2.00%	11/25/2034	A/NR
M-6	6,626,000	1M LIBOR	4.24	37-75	1.25%	2.20%	11/25/2034	A-/NR
M-7	6,074,000	1M LIBOR	3.80	37-62	0.70%	2.50%	11/25/2034	BBB+/NR
B	3,313,000	1M LIBOR	3.14	37-43	0.40%	2.50%	11/25/2034	BBB/NR

(1) The Certificates will be priced assuming 100% of the Prepayment Assumption. 100% of the Prepayment Assumption assumes 30% CPR for the Adjustable Rate Mortgage Loans and 23% CPR for the Fixed Rate Mortgage Loans.

(2) Initial Credit Enhancement includes overcollateralization of approximately 0.40%.

(3) The Class I-A1 and Class I-A2 Certificates are the Senior Certificates of Group I.

(4) The Class II-A1 and Class II-A1 Certificates are the Senior Certificates of Group II.

(5) The Class A-3 Certificates are the Subordinate Senior Certificates, and will receive payments from both collateral Groups.

Origination and Servicing

The mortgage loans were originated by Long Beach Mortgage Company and will be sub-serviced by Washington Mutual Bank, FA. Long Beach Mortgage Company will be the Master Servicer.

Mortgage Insurance

Approximately 73.10% of the Mortgage Loans with an Original Loan-to-Value ("LTV") over 80% will be covered by a loan level primary mortgage insurance policy provided by Radian Guaranty Inc. This coverage will generally reduce the LTV of the insured loans to 60%.

Certificates

Senior Certificates: Class I-A1, I-A2, II-A1 and II-A2 Certificates

Subordinate Senior Certificates: Class A-3 Certificates

Class M Certificates: Class M-1, M-2, M-3, M-4, M-5, M-6 and M-7 Certificates

Subordinate Certificates: Class M and Class B Certificates

LIBOR Certificates: Senior, Senior Subordinate, Class M and Class B Certificates

Principal Payment Priority

I. Prior to the Stepdown Date, or whenever a Trigger Event is in effect:

1)

A. All principal from Group I will be paid to the Class I-A1 and Class I-A2 Certificates, sequentially and in that order, until reduced to zero; and

B. All principal from Group II will be paid to the Class II-A1 and Class II-A2 Certificates, sequentially and in that order, until reduced to zero.

2) If the Senior Certificates related to one Group have been retired, all principal from that Group will be allocated to the Senior Certificates of the unrelated Group, in accordance with the related Senior Priority, until all the Senior Certificates have been reduced to zero; and

3) All remaining principal will be allocated to the Class A-3, M-1, M-2, M-3, M-4, M-5, M-6, M-7 and B Certificates, sequentially and in that order, until reduced to zero.

II. On or after the Stepdown Date and as long as a Trigger Event is not in effect:

1) Principal from each Group will be paid to the related Senior Certificates, in accordance with the related Senior Priority, in each case until the Senior Certificates of that Group represent 69.50% of the balance of the Mortgage Loans in that Group, after giving effect to distributions on such Distribution Date, subject to the OC floor;

2) If the Senior Certificates related to a Group have not been paid to the target enhancement percentage of 30.50% (determined by Group) after distributions according to Step (II)(1) above, remaining principal from the unrelated Group will be allocated to those Senior Certificates, in each case in accordance with the related Senior Priority, until those Senior Certificates represent 69.50% of the balance of the Mortgage Loans in the related Group, after giving effect to distributions on such Distribution Date, subject to the OC floor; and

3) All remaining principal will be allocated to the Class A-3, M-1, M-2, M-3, M-4, M-5, M-6, M-7 and B Certificates, sequentially and in that order, so that the credit enhancement for each class is twice the respective original credit enhancement percentage as a product of the current loan balance, subject to the OC floor.

Principal Payment Priority (continued)

The Stepdown Date is the earlier of (A) the Distribution Date on which the principal balances of the Senior Certificates and the Subordinate Senior Certificates have been reduced to zero and (B) the later of (i) the Distribution Date upon which the Credit Enhancement Percentage (as defined herein) is greater than or equal to two times the initial Credit Enhancement Percentage (meets the Targeted Credit Enhancement Percentage of 30.50%), or (ii) the 37th distribution date.

The Senior Priority for the Senior Certificates of each Group is the priority set out in (I)(1)(A) above, in the case of the Class I-A1 and I-A2 Certificates, and in (I)(1)(B) above, in the case of the Class II-A1 and II-A2 Certificates.

The "Credit Enhancement Percentage" (for the purpose of determining the Stepdown Date only) will be a percentage equal to (i) the sum of (a) the aggregate principal balance of the Subordinate Senior Certificates and the Subordinate Certificates and (b) the current Overcollateralization divided by (ii) the aggregate principal balance of the Mortgage Loans calculated after giving effect to distributions on that Distribution Date.

Interest Payment Priority

The Pass-Through Rate for each of the LIBOR Certificates will be a per annum rate equal to the lesser of (i) the Formula Rate for such class and (ii) the related Net WAC Rate (as defined herein). The "Formula Rate" for each class of LIBOR Certificates will be a per annum rate equal to the lesser of (i) 1 Month LIBOR plus the margin for such class and (ii) the related Maximum Cap Rate. Interest for the LIBOR Certificates will be calculated on an actual/360 basis.

The "Accrual Period" for any Class of LIBOR Certificates for each Distribution Date will be the period beginning on the immediately preceding Distribution Date (or on October 22, 2004, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

The Servicing Fee, the Trustee Fee and the mortgage insurance fee will be paid from interest collections on the Mortgage Loans prior to distributions to the LIBOR Certificates. The Master Servicer's and the Trustee's costs, liabilities and expenses, to the extent provided in the Pooling and Servicing Agreement, will be paid from interest and principal collections on the Mortgage Loans prior to distributions to the LIBOR Certificates.

Interest received or advanced on each Distribution Date will be allocated in the following priority:

(1) From Group I Interest, to pay the Monthly Interest Distributable Amount and the Unpaid Interest Shortfall Amount *pro rata* to the Class I-A1 and Class I-A2 Certificates, and then to pay the Monthly Interest Distributable Amount and the Unpaid Interest Shortfall Amount *pro rata* to the Class II-A1 and Class II-A2 Certificates;

(2) From Group II Interest, to pay the Monthly Interest Distributable Amount and the Unpaid Interest Shortfall Amount *pro rata* to the Class II-A1 and Class II-A2 Certificates, and then to pay the Monthly Interest Distributable Amount and the Unpaid Interest Shortfall Amount *pro rata* to the Class I-A1 and Class I-A2 Certificates;

(3) To pay the Monthly Interest Distributable Amount and the Unpaid Interest Shortfall Amount to the Class A-3 Certificates;

(4) To pay the Monthly Interest Distributable Amount to the Class M-1, M-2, M-3, M-4, M-5, M-6, M-7 and B Certificates, sequentially;

(5) Any interest remaining after the application of (1) through (4) above will be deemed excess interest for such Distribution Date and will be distributed as *principal*, according to the principal distribution rule in effect for such Payment Date, as needed to maintain the OC Target;

(6) To pay any Unpaid Allocated Realized Loss Amounts to the Class A-3 Certificates;

(7) To pay Unpaid Interest Shortfall Amounts and any unpaid Allocated Realized Loss Amounts, in that order, to each Class of Class M Certificates sequentially in order of seniority;

(8) To pay Unpaid Interest Shortfall Amounts and any unpaid Allocated Realized Loss Amounts, in that order, to the Class B Certificates;

(9) To pay Net WAC Rate Carryover Amounts to the Senior Certificates, in proportion to their respective entitlements, to the extent not covered by the Interest Rate Cap Agreement; [1]

(10) To pay Net WAC Rate Carryover Amounts to the Class A-3, Class M and Class B Certificates, sequentially in order of seniority, to the extent not covered by the Interest Rate Cap Agreement; [1]

(11) To pay remaining amounts to the holders of the non-offered classes, as described in the Pooling and Servicing Agreement. [1]

[1] Any amounts received off the Interest Rate Cap Agreement will be allocated in steps (9), (10) and (11), as described below.

Unpaid Interest Shortfall Amount

The "Unpaid Interest Shortfall Amount" for each class of LIBOR Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) the Monthly Interest Distributable Amount for such class for the immediately preceding Distribution Date and (B) any remaining Unpaid Interest Shortfall Amount from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Pass-Through Rate.

The "Monthly Interest Distributable Amount" for any Class of LIBOR Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Pass-Through Rate during the related Accrual Period on the class principal balance of that Class, reduced by prepayment interest shortfalls and Relief Act shortfalls allocated to such class.

Net WAC Rate Carryover Amount

The "Net WAC Rate Carryover Amount" for each class of LIBOR Certificates for any Distribution Date will be equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such class based on the related Formula Rate over (b) the amount of interest actually accrued on such class based on the related Net WAC Rate and (ii) the unpaid portion of any Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest thereon at the related Formula Rate.

Interest Rate Cap Agreement

The Interest Rate Cap Agreement will be purchased by the Trust to (i) protect against interest rate risk from upward movement in one-month LIBOR and (ii) diminish basis risk associated with the hybrid mortgage loans and the fixed-rate mortgage loans. The notional balance of the Interest Rate Cap Agreement for each period will be limited to the balance of the LIBOR Certificates.

The Interest Rate Cap Agreement will be in effect for Distribution Dates 2 through 40, and it will have varying lower and upper strike rates as shown below. The approximate notional balance the trust intends to purchase is shown below. Payments received under the Interest Rate Cap Agreement on any Distribution Date will be used to pay any Net WAC Rate Carryover Amounts on the Classes of LIBOR Certificates in the same order of priority described in steps (9) through (11) of the interest waterfall and then will be distributed to the Class C Certificates.

Month	Approximate Notional Balance ($)	Lower Strike Rate (%)	Upper Strike Rate (%)
1	0.00	0.00	0.00
2	1,067,652,574.88	2.00	6.00
3	1,036,364,416.27	2.00	6.00
4	1,005,990,009.02	2.00	6.00
5	976,502,642.96	2.00	6.00
6	947,876,456.63	2.00	6.00
7	920,086,312.92	2.00	6.00
8	893,107,668.07	2.00	6.00
9	866,916,803.47	2.00	6.00
10	841,490,694.34	2.00	6.00
11	816,806,989.48	2.00	6.00
12	792,843,991.49	2.00	6.00
13	769,580,637.68	2.00	6.00
14	746,996,481.43	2.00	6.00
15	725,071,674.24	2.00	6.00
16	703,786,948.14	2.00	6.00
17	683,123,598.76	2.00	6.00
18	663,063,468.78	2.00	6.00
19	643,588,931.96	2.00	6.00
20	624,682,877.59	2.00	6.00

Month	Approximate Notional Balance ($)	Lower Strike Rate (%)	Upper Strike Rate (%)
21	606,328,695.36	2.00	6.00
22	581,349,694.36	2.00	6.00
23	546,445,454.56	2.00	6.00
24	513,726,307.99	2.00	6.00
25	538,007,190.31	6.80	9.00
26	522,070,106.53	6.80	9.00
27	506,600,770.87	6.80	9.00
28	491,585,458.33	6.80	9.00
29	477,010,846.62	7.60	9.00
30	462,864,004.41	7.60	9.00
31	449,132,379.81	7.60	9.00
32	435,803,789.23	7.60	9.00
33	422,866,406.60	7.60	9.00
34	410,308,752.87	7.60	9.00
35	398,119,685.82	8.50	9.00
36	386,288,460.55	8.50	9.00
37	374,801,850.50	8.50	9.00
38	363,652,460.11	8.50	9.00
39	352,830,392.13	8.50	9.00
40	342,326,041.70	8.50	9.00

Net WAC Rates and Maximum Cap Rates

The "Group I Net WAC Rate" for the Class I-A1and Class I-A2 Certificates for any Distribution Date will be the annual rate equal to (i) the weighted average of the Adjusted Net Mortgage Rates of the Group I Mortgage Loans adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

The "Group II Net WAC Rate" for the Class II-A1 and Class II-A2 Certificates for any Distribution Date will be the annual rate equal to (i) the weighted average of the Adjusted Net Mortgage Rates of the Group II Mortgage Loans adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

The "Subordinate and Subordinate Senior Net WAC Rate" for Classes A-3, M-1, M-2, M-3, M-4, M-5, M-6, M-7 and B for any Distribution Date will be the weighted average of the Net WAC Rates of the Mortgage Loans, weighted in proportion to the results of subtracting from the aggregate principal balance of each loan Group the current aggregate principal balance of the related class or classes of the Senior Certificates, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

The "Adjusted Net Mortgage Rate" with respect to any Mortgage Loan will be the per annum mortgage rate thereof reduced by the sum of the Servicing Fee rate, the Trustee Fee rate and the mortgage insurance fee rate, in the case of an insured Mortgage Loan.

The "Maximum Cap Rate" for any Distribution Date and any class of LIBOR Certificates will be calculated in the same way as the applicable Net WAC Rate, but will be based on the Adjusted Net Maximum Mortgage Rates instead of the Adjusted Net Mortgage Rates of the Mortgage Loans.

The "Adjusted Net Maximum Mortgage Rate" with respect to any Mortgage Loan will be equal to the maximum per annum mortgage rate thereof (or the mortgage rate thereof, in the case of fixed rate Mortgage Loans) reduced by the sum of the Servicing Fee rate, the Trustee Fee rate and the mortgage insurance fee rate, in the case of an insured Mortgage Loan.

Allocated Realized Loss Amounts and Subsequent Recoveries

Losses on the Mortgage Loans ("Realized Losses") are allocated in the following order: excess spread, overcollateralization, the Class B, the Class M Certificates in inverse order of rank and the Class A-3 Certificates. The allocation of losses to a class will result in a writedown of its principal amount. The balance of the Class I-A1, Class I-A2, Class II-A1 and Class II-A2 Certificates will not be reduced by Realized Losses.

With respect to each Distribution Date, the "Allocated Realized Loss Amount" for each Class of Subordinate or Subordinate Senior Certificates will be equal to the amount by which (x) any Realized Losses allocated to that class on such Distribution Date and the aggregate of Allocated Realized Loss Amounts previously applied in reduction of the Class principal balance thereof exceeds (y) the sum of (i) the aggregate of amounts previously distributed in reimbursement thereof and (ii) the amount by which the principal balance of such class has been increased due to Subsequent Recoveries.

A "Subsequent Recovery" is an amount recovered with respect to a Mortgage Loan after it has been liquidated and the loss has been passed through to the Trust. Subsequent Recoveries will increase the principal amount of classes which have been allocated a Realized Loss, in order of seniority, by an amount equal to the lesser of (i) the outstanding Allocated Realized Loss Amount for such class and (ii) the amount of Subsequent Recoveries available after application for this purpose to more senior classes. Funds related to Subsequent Recoveries will be included in the remittance amount for the related Distribution Date.

10% Optional Redemption

The transaction can be called by the Master Servicer on any Distribution Date following the month in which the loan principal balance of the Mortgage Loans and REO properties is reduced to less than 10% of the Cut-off Date loan principal balance (the "Optional Termination Date"). If the optional redemption is not exercised on the first Distribution Date on which it is able to be exercised, beginning with the next succeeding Distribution Date, the margins on Class I-A1, I-A2, II-A1, II-A2 and A-3 will double and the margins on the Class M-1, M-2, M-3, M-4, M-5, M-6, M-7 and B will increase to 1.5 times their initial margin.

If the net interest margin securities ("NIMS") that are expected to be issued are outstanding on the Optional Termination Date, the Master Servicer will not be able to effect the optional termination without the consent of all holders of the NIMS or the Note Insurer, if any.

Credit Enhancement

Subordination

Classes I-A1, I-A2, II-A1 and II-A2 will have limited protection by means of the subordination of the Subordinate Senior and Subordinate Certificates. Classes I-A1, I-A2, II-A1 and II-A2 will have the preferential right to receive interest due to them and principal available for distribution over classes having a lower priority of distribution. Similarly, the Class A-3 Certificates will be senior to the Class M and Class B Certificates, and each class of Class M Certificates will be senior to all other classes of Class M Certificates with a higher numerical designation and to the Class B Certificates. If on any Distribution Date after giving effect to all Realized Losses and distributions of principal on such Distribution Date, the Certificate principal balance exceeds the aggregate loan balance, the Subordinate and Subordinate Senior Certificates will be reduced by the Allocated Realized Loss Amount in inverse order of priority of distribution until all the Subordinate and Subordinate Senior Certificates have been reduced to zero.

Overcollateralization

Excess interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance of the LIBOR Certificates (Overcollateralization or "OC") by the OC Target. Excess spread will be used to maintain the OC Target.

The OC Target for any Distribution Date will be equal to the Initial OC Amount, or 0.40% of the aggregate principal balance of the Mortgage Loans as of the Cut-Off Date. The OC Target will not be permitted to step down.

Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if the Delinquency Rate as of the last day of the immediately preceding month equals or exceeds [•]% of the Credit Enhancement Percentage for that Distribution Date or if Cumulative Realized Losses exceed the following levels:

Distribution Date	Loss Percentage
November 2007 to October 2008	2.50% for the first month, plus an additional 1/12th of 0.75% for each month thereafter
November 2008 to October 2009	3.25% for the first month, plus an additional 1/12th of 0.75% for each month thereafter
November 2009 to October 2010	4.00% for the first month, plus an additional 1/12th of 0.25% for each month thereafter
November 2010 and thereafter	4.25%

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures, bankruptcies and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

"Cumulative Realized Losses" with respect to any Distribution Date will be equal to the fraction, expressed as a percentage, obtained by dividing (x) the aggregate amount of cumulative Realized Losses incurred on the Mortgage Loans (less any Subsequent Recoveries received) from the Cut-off Date through the last day of the related Collection Period by (y) the Cut-off Date Balance of the Mortgage Loans.

The "Credit Enhancement Percentage" for each Distribution Date for the purpose of determining whether a Trigger Event has occurred will be a percentage equal to (i) the sum of (a) the aggregate principal balance of the Subordinate Senior Certificates and the Subordinate Certificates and (b) the Overcollateralization divided by (ii) the aggregate principal balance of the Mortgage Loans, calculated without giving effect to distributions on that Distribution Date.

Lehman Brothers Contacts

MBS Trading	Matt Miller	(212) 526-8315
	Rishi Bansal	(212) 526-8315
	Alar Randmere	(212) 526-8315
	Sumit Chhabra	(212) 526-8315
	Alok Sharma	(212) 526-8315
	David Wong	(212) 526-8315
Syndicate	Kevin White	(212) 526-9519
	Bob Caldwell	(212) 526-9519
	Dan Covello	(212) 526-9519
	Paul Tedeschi	(212) 526-9519
MBS Banking	Ellen Kiernan	(212) 526-4279
	Jenna Levine	(212) 526-1453
	Christina Barretto	(212) 526-2185

Rating Agency Contacts

Standard & Poor's	Kyle Beauchamp	(212) 438-2505
Fitch	Wen Hsu	(212) 908-0633

Summary of Terms	
Issuer:	Long Beach Mortgage Loan Trust 2004-6
Depositor:	Long Beach Securities Corp.
Trustee:	Deustche Bank National Trust Company
Seller and Master Servicer:	Long Beach Mortgage Company
Sub-Servicer:	Washington Mutual Bank, F.A.
Co-Lead Underwriters:	Lehman Brothers Inc. and WaMu Capital Corp.
Distribution Date:	25th of each month, or the next succeeding Business Day First Distribution Date: November 26, 2004
Cut-Off Date:	October 1, 2004
Pricing Date:	October 19, 2004
Closing Date:	October 25, 2004
Settlement Date:	October 25, 2004
Delay Days:	0 day delay – All Classes
Dated Date:	October 25, 2004
Day Count:	Actual/360 for Classes I-A1,I-A2, II-A1, II-A2, A-3, M-1, M-2, M-3, M-4, M-5, M-6, M-7 and B
Collection Period:	2nd day of prior month through 1st day of month of distribution
Servicing Fee:	0.50% of the loan principal balance annually
Clearing/Registration:	Book-entry through DTC and, upon request, through Euroclear, and Cedel
Denomination:	Minimum $25,000; increments $1 in excess thereof for the Senior, Subordinate Senior and Subordinate Certificates.
SMMEA Eligibility:	The Class I-A1, I-A2, II-A1, II-A2, A-3, M-1, M-2 and M-3 Certificates are expected to be SMMEA eligible. None of the other LIBOR Certificates is expected to be SMMEA eligible.
ERISA Eligibility:	The LIBOR Certificates are expected to be ERISA eligible.
Tax Status:	REMIC for Federal income tax purposes

Sensitivity Analysis – To 10% Call			
% CPR	20%	30%	40%
Class I-A1			
Avg. Life (yrs)	2.29	1.41	0.98
Window (mos)	1-80	1-52	1-28
Expected Final Mat.	6/25/2011	2/25/2009	2/25/2007
Class I-A2			
Avg. Life (yrs)	8.85	5.69	3.40
Window (mos)	80-117	52-75	28-54
Expected Final Mat.	7/25/2014	1/25/2011	4/25/2009
Class II-A1			
Avg. Life (yrs)	2.39	1.47	1.01
Window (mos)	1-85	1-55	1-30
Expected Final Mat.	11/25/2011	5/25/2009	4/25/2007
Class II-A2			
Avg. Life (yrs)	9.04	5.81	3.51
Window (mos)	85-117	55-75	30-54
Expected Final Mat.	7/25/2014	1/25/2011	4/25/2009
Class A-3			
Avg. Life (yrs)	6.38	4.50	4.33
Window (mos)	37-117	41-75	47-54
Expected Final Mat.	7/25/2014	1/25/2011	4/25/2009
Class M-1			
Avg. Life (yrs)	6.38	4.41	3.90
Window (mos)	37-117	39-75	42-54
Expected Final Mat.	7/25/2014	1/25/2011	4/25/2009
Class M-2			
Avg. Life (yrs)	6.38	4.35	3.69
Window (mos)	37-117	38-75	39-54
Expected Final Mat.	7/25/2014	1/25/2011	4/25/2009
Class M-3			
Avg. Life (yrs)	6.38	4.34	3.60
Window (mos)	37-117	38-75	39-54
Expected Final Mat.	7/25/2014	1/25/2011	4/25/2009

Sensitivity Analysis – To 10% Call			
% CPR	20%	30%	40%
Class M-4			
Avg. Life (yrs)	6.38	4.33	3.58
Window (mos)	37-117	37-75	38-54
Expected Final Mat.	7/25/2014	1/25/2011	4/25/2009
Class M-5			
Avg. Life (yrs)	6.37	4.31	3.54
Window (mos)	37-117	37-75	38-54
Expected Final Mat.	7/25/2014	1/25/2011	4/25/2009
Class M-6			
Avg. Life (yrs)	6.13	4.15	3.40
Window (mos)	37-113	37-73	37-52
Expected Final Mat.	3/25/2014	11/25/2010	2/25/2009
Class M-7			
Avg. Life (yrs)	5.46	3.72	3.13
Window (mos)	37-94	37-60	37-43
Expected Final Mat.	8/25/2012	10/25/2009	5/25/2008
Class B			
Avg. Life (yrs)	4.10	3.12	3.08
Window (mos)	37-65	37-42	37-37
Expected Final Mat.	3/25/2010	4/25/2008	11/25/2007

Sensitivity Analysis – To 10% Call [1]					
% PPC [1]	50%	75%	**100%**	125%	150%
Class I-A1					
Avg. Life (yrs)	3.16	2.09	**1.48**	1.10	0.88
Window (mos)	1-111	1-74	**1-54**	1-32	1-26
Expected Final Mat.	1/25/2014	12/25/2010	**4/25/2009**	6/25/2007	12/25/2006
Class I-A2					
Avg. Life (yrs)	12.04	8.08	**5.93**	4.25	2.78
Window (mos)	111-158	74-106	**54-78**	32-60	26-48
Expected Final Mat.	12/25/2017	8/25/2013	**4/25/2011**	10/25/2009	10/25/2008
Class II-A1					
Avg. Life (yrs)	3.23	2.13	**1.50**	1.10	0.88
Window (mos)	1-114	1-76	**1-55**	1-32	1-26
Expected Final Mat.	4/25/2014	2/25/2011	**5/25/2009**	6/25/2007	12/25/2006
Class II-A2					
Avg. Life (yrs)	12.18	8.15	**5.98**	4.26	2.71
Window (mos)	114-158	76-106	**55-78**	32-60	26-48
Expected Final Mat.	12/25/2017	8/25/2013	**4/25/2011**	10/25/2009	10/25/2008
Class A-3					
Avg. Life (yrs)	8.67	5.81	**4.58**	4.25	4.00
Window (mos)	50-158	38-106	**41-78**	45-60	48-48
Expected Final Mat.	12/25/2017	8/25/2013	**4/25/2011**	10/25/2009	10/25/2008
Class M-1					
Avg. Life (yrs)	8.67	5.80	**4.50**	3.97	3.91
Window (mos)	50-158	37-106	**39-78**	41-60	44-48
Expected Final Mat.	12/25/2017	8/25/2013	**4/25/2011**	10/25/2009	10/25/2008
Class M-2					
Avg. Life (yrs)	8.67	5.80	**4.46**	3.83	3.61
Window (mos)	50-158	37-106	**38-78**	39-60	40-48
Expected Final Mat.	12/25/2017	8/25/2013	**4/25/2011**	10/25/2009	10/25/2008
Class M-3					
Avg. Life (yrs)	8.67	5.80	**4.44**	3.78	3.49
Window (mos)	50-158	37-106	**38-78**	38-60	39-48
Expected Final Mat.	12/25/2017	8/25/2013	**4/25/2011**	10/25/2009	10/25/2008

(1) 100% PPC assumes 30% CPR for all the Adjustable Rate Mortgage Loans and 23% CPR for all the Fixed Rate Mortgage Loans.

Sensitivity Analysis – To 10% Call (1)					
% PPC (1)	50%	75%	**100%**	125%	150%
Class M-4					
Avg. Life (yrs)	8.67	5.80	**4.43**	3.74	3.43
Window (mos)	50-158	37-106	**37-78**	38-60	39-48
Expected Final Mat.	12/25/2017	8/25/2013	**4/25/2011**	10/25/2009	10/25/2008
Class M-5					
Avg. Life (yrs)	8.67	5.79	**4.41**	3.74	3.39
Window (mos)	50-158	37-106	**37-78**	38-60	38-48
Expected Final Mat.	12/25/2017	8/25/2013	**4/25/2011**	10/25/2009	10/25/2008
Class M-6					
Avg. Life (yrs)	8.34	5.57	**4.24**	3.57	3.27
Window (mos)	50-153	37-103	**37-75**	37-58	38-46
Expected Final Mat.	7/25/2017	5/25/2013	**1/25/2011**	8/25/2009	8/25/2008
Class M-7					
Avg. Life (yrs)	7.46	4.96	**3.80**	3.24	3.09
Window (mos)	50-127	37-85	**37-62**	37-48	37-38
Expected Final Mat.	5/25/2015	11/25/2011	**12/25/2009**	10/25/2008	12/25/2007
Class B					
Avg. Life (yrs)	5.61	3.74	**3.14**	3.08	3.08
Window (mos)	50-88	37-59	**37-43**	37-37	37-37
Expected Final Mat.	2/25/2012	9/25/2009	**5/25/2008**	11/25/2007	11/25/2007

(1) 100% PPC assumes 30% CPR for all the Adjustable Rate Mortgage Loans and 23% CPR for all the Fixed Rate Mortgage Loans.

Sensitivity Analysis – To Maturity

% CPR	20%	30%	40%
Class I-A1			
Avg. Life (yrs)	2.29	**1.41**	0.98
Window (mos)	1-80	**1-52**	1-28
Expected Final Mat.	6/25/2011	**2/25/2009**	2/25/2007
Class I-A2			
Avg. Life (yrs)	10.59	**6.89**	4.21
Window (mos)	80-260	**52-176**	28-126
Expected Final Mat.	6/25/2026	**6/25/2019**	4/25/2015
Class II-A1			
Avg. Life (yrs)	2.39	**1.47**	1.01
Window (mos)	1-85	**1-55**	1-30
Expected Final Mat.	11/25/2011	**5/25/2009**	4/25/2007
Class II-A2			
Avg. Life (yrs)	10.96	**7.13**	4.41
Window (mos)	85-261	**55-177**	30-127
Expected Final Mat.	7/25/2026	**7/25/2019**	5/25/2015
Class A-3			
Avg. Life (yrs)	7.05	**4.96**	4.67
Window (mos)	37-212	**41-140**	47-100
Expected Final Mat.	6/25/2022	**6/25/2016**	2/25/2013
Class M-1			
Avg. Life (yrs)	6.99	**4.82**	4.18
Window (mos)	37-195	**39-129**	42-91
Expected Final Mat.	1/25/2021	**7/25/2015**	5/25/2012
Class M-2			
Avg. Life (yrs)	6.87	**4.69**	3.92
Window (mos)	37-175	**38-115**	39-82
Expected Final Mat.	5/25/2019	**5/25/2014**	8/25/2011
Class M-3			
Avg. Life (yrs)	6.74	**4.59**	3.76
Window (mos)	37-150	**38-97**	39-69
Expected Final Mat.	4/25/2017	**11/25/2012**	7/25/2010

Sensitivity Analysis – To Maturity			
% CPR	20%	**30%**	40%
Class M-4			
Avg. Life (yrs)	6.64	**4.51**	3.69
Window (mos)	37-141	**37-92**	38-65
Expected Final Mat.	7/25/2016	**6/25/2012**	3/25/2010
Class M-5			
Avg. Life (yrs)	6.45	**4.37**	3.57
Window (mos)	37-130	**37-84**	38-60
Expected Final Mat.	8/25/2015	**10/25/2011**	10/25/2009
Class M-6			
Avg. Life (yrs)	6.13	**4.15**	3.40
Window (mos)	37-113	**37-73**	37-52
Expected Final Mat.	3/25/2014	**11/25/2010**	2/25/2009
Class M-7			
Avg. Life (yrs)	5.46	**3.72**	3.13
Window (mos)	37-94	**37-60**	37-43
Expected Final Mat.	8/25/2012	**10/25/2009**	5/25/2008
Class B			
Avg. Life (yrs)	4.10	**3.12**	3.08
Window (mos)	37-65	**37-42**	37-37
Expected Final Mat.	3/25/2010	**4/25/2008**	11/25/2007

Sensitivity Analysis – To Maturity(1)					
% PPC (1)	50%	75%	**100%**	125%	150%
Class I-A1					
Avg. Life (yrs)	3.16	2.09	**1.48**	1.10	0.88
Window (mos)	1-111	1-74	**1-54**	1-32	1-26
Expected Final Mat.	1/25/2014	12/25/2010	**4/25/2009**	6/25/2007	12/25/2006
Class I-A2					
Avg. Life (yrs)	14.25	9.80	**7.22**	5.26	3.32
Window (mos)	111-319	74-246	**54-187**	32-146	26-117
Expected Final Mat.	5/25/2031	4/25/2025	**5/25/2020**	12/25/2016	7/25/2014
Class II-A1					
Avg. Life (yrs)	3.23	2.13	**1.50**	1.10	0.88
Window (mos)	1-114	1-76	**1-55**	1-32	1-26
Expected Final Mat.	4/25/2014	2/25/2011	**5/25/2009**	6/25/2007	12/25/2006
Class II-A2					
Avg. Life (yrs)	14.42	9.86	**7.24**	5.24	3.12
Window (mos)	114-315	76-240	**55-181**	32-140	26-112
Expected Final Mat.	1/25/2031	10/25/2024	**11/25/2019**	6/25/2016	2/25/2014
Class A-3					
Avg. Life (yrs)	9.50	6.43	**5.05**	4.62	5.17
Window (mos)	50-274	38-197	**41-147**	45-115	51-92
Expected Final Mat.	8/25/2027	3/25/2021	**1/25/2017**	5/25/2014	6/25/2012
Class M-1					
Avg. Life (yrs)	9.44	6.37	**4.92**	4.30	4.21
Window (mos)	50-254	37-180	**39-133**	41-103	44-82
Expected Final Mat.	12/25/2025	10/25/2019	**11/25/2015**	5/25/2013	8/25/2011
Class M-2					
Avg. Life (yrs)	9.30	6.26	**4.80**	4.10	3.82
Window (mos)	50-231	37-161	**38-119**	39-92	40-73
Expected Final Mat.	1/25/2024	3/25/2018	**9/25/2014**	6/25/2012	11/25/2010
Class M-3					
Avg. Life (yrs)	9.13	6.14	**4.69**	3.97	3.64
Window (mos)	50-200	37-137	**38-101**	38-78	39-62
Expected Final Mat.	6/25/2021	3/25/2016	**3/25/2013**	4/25/2011	12/25/2009

(1) 100% PPC assumes 30% CPR for all the Adjustable Rate Mortgage Loans and 23% CPR for all the Fixed Rate Mortgage Loans.

Sensitivity Analysis – To Maturity[(1)]					
% PPC [(1)]	50%	75%	**100%**	125%	150%
Class M-4					
Avg. Life (yrs)	9.00	6.04	**4.60**	3.88	3.54
Window (mos)	50-189	37-129	**37-95**	38-73	39-58
Expected Final Mat.	7/25/2020	7/25/2015	**9/25/2012**	11/25/2010	8/25/2009
Class M-5					
Avg. Life (yrs)	8.77	5.87	**4.46**	3.78	3.42
Window (mos)	50-174	37-118	**37-87**	38-67	38-53
Expected Final Mat.	4/25/2019	8/25/2014	**1/25/2012**	5/25/2010	3/25/2009
Class M-6					
Avg. Life (yrs)	8.34	5.57	**4.24**	3.57	3.27
Window (mos)	50-153	37-103	**37-75**	37-58	38-46
Expected Final Mat.	7/25/2017	5/25/2013	**1/25/2011**	8/25/2009	8/25/2008
Class M-7					
Avg. Life (yrs)	7.46	4.96	**3.80**	3.24	3.09
Window (mos)	50-127	37-85	**37-62**	37-48	37-38
Expected Final Mat.	5/25/2015	11/25/2011	**12/25/2009**	10/25/2008	12/25/2007
Class B					
Avg. Life (yrs)	5.61	3.74	**3.14**	3.08	3.08
Window (mos)	50-88	37-59	**37-43**	37-37	37-37
Expected Final Mat.	2/25/2012	9/25/2009	**5/25/2008**	11/25/2007	11/25/2007

(1) 100% PPC assumes 30% CPR for all the Adjustable Rate Mortgage Loans and 23% CPR for all the Fixed Rate Mortgage Loans.

Available Funds Cap Schedule* (1) (2)

**The Effective Available Funds Cap is shown for the first 40 Distribution Dates. For purposes of this calculation, it was assumed that payments on the Interest Rate Cap were available to the Senior Certificates of each Group in proportion to the related Collateral Group Balance and that the cap balance was not limited by the bond balance.*

Period	Group I Funds Cap (%)	Group II Funds Cap (%)	Mezz Funds Cap (%)	Period	Group I Funds Cap (%)	Group II Funds Cap (%)	Mezz Funds Cap (%)
1	5.61240	5.45020	5.53705	31	9.38423	9.43095	9.40593
2	10.34453	10.16040	10.25899	32	9.07932	9.12531	9.10069
3	10.01065	9.83214	9.92772	33	9.37969	9.42801	9.40214
4	10.01044	9.83163	9.92737	34	9.07489	9.12243	9.09698
5	11.08468	10.88443	10.99165	35	9.05922	9.19922	9.12425
6	10.01174	9.83391	9.92913	36	9.35828	9.50784	9.42776
7	10.34520	10.16112	10.25969	37	9.05357	9.19972	9.12146
8	10.01122	9.83276	9.92832	38	9.35241	9.50490	9.42323
9	10.34464	10.15990	10.25882	39	9.04786	9.19685	9.11703
10	10.01065	9.83155	9.92745	40	9.04498	9.19540	9.11480
11	10.01208	9.83091	9.92792	41	10.00597	10.28639	10.13609
12	10.34547	10.16140	10.25996	42	9.35694	9.62127	9.47956
13	10.01140	9.83294	9.92849	43	9.66523	9.94045	9.79286
14	10.34473	10.15998	10.25891	44	9.34995	9.61829	9.47435
15	10.01065	9.83153	9.92744	45	9.65798	9.93735	9.78591
16	10.01024	9.83079	9.92688	46	9.34290	9.61528	9.46757
17	11.08422	10.88326	10.99086	47	10.12749	10.51592	10.30520
18	10.01111	9.83260	9.92818	48	10.46044	10.86450	10.64522
19	10.34433	10.15952	10.25848	49	10.11852	10.51214	10.29844
20	10.01016	9.83097	9.92692	50	10.45114	10.86057	10.63820
21	10.34330	10.15779	10.25712	51	10.10948	10.50831	10.29162
22	9.96237	9.78250	9.87881	52	10.10493	10.50638	10.28818
23	10.63816	10.56533	10.60433	53	12.04565	12.62093	12.30813
24	10.87171	10.80013	10.83845	54	10.87445	11.39724	11.11287
25	9.07361	9.00455	9.04153	55	11.23123	11.77475	11.47899
26	9.37471	9.30358	9.34167	56	10.86340	11.39258	11.10451
27	9.07098	9.00236	9.03910	57	11.21978	11.76991	11.47032
28	9.06964	9.00124	9.03786	58	10.85228	11.38788	11.09609
29	10.05930	10.10398	10.08006	59	10.87183	11.40090	11.11255
30	9.08368	9.12813	9.10432	60	11.22838	11.77847	11.47854

(1) **Based on one-month LIBOR and six-month LIBOR of 20% for each period.**
(2) **Assumes prepayments occur at 100% of the Prepayment Assumption as defined on page one.**

LBMLT 2004-6 Collateral Summary – Aggregate

Total Number of Loans	5,638	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$1,104,297,532	Yes	16.3%
Average Loan Principal Balance	$195,867	No	83.7%
Fixed Rate	9.0%		
Adjustable Rate	91.0%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	75.9%	(First Lien Loans with LTV > 80%)	
Weighted Average Coupon	7.0%	Yes	73.1%
Weighted Average Margin	5.1%	No	26.9%
Weighted Average Initial Periodic Cap	1.1%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	13.0%	None	24.1%
Weighted Average Floor	7.0%	0.001 - 1.000	3.3%
Weighted Average Original Term (mo.)	359	1.001 - 2.000	61.4%
Weighted Average Remaining Term (mo.)	357	2.001 - 3.000	11.2%
Weighted Average Loan Age (mo.)	1		
Weighted Average Original LTV	80.4%	**Geographic Distribution**	
Non-Zero Weighted Average FICO	636	(Other states account individually for less than	
Non-Zero Weighted Average DTI	40.7%	3% of the Cut-off Date principal balance)	
% IO Loans	25.7%	California	47.7%
		Florida	6.0%
Lien Position		Texas	4.9%
First	100.0%	Washington	4.2%
		Colorado	4.0%
Product Type		Illinois	3.7%
2/28 ARM (Libor)	87.9%	New York	3.7%
Fixed Rate	9.0%		
3/27 ARM (Libor)	2.1%	**Occupancy Status**	
5/25 ARM (Libor)	0.7%	Primary Home	93.2%
Other	0.3%	Investment	6.1%
		Second Home	0.7%

Collateral information is as of the Cut-Off Date.

Collateral Characteristics - Aggregate

Collateral characteristics are listed below as of the Cut-Off Date

Scheduled Principal Balances			
($)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
0.01 - 50,000.00	268	$11,293,162.67	1.02%
50,000.01 - 100,000.00	1,140	85,138,716.18	7.71
100,000.01 - 150,000.00	1,212	151,104,002.30	13.68
150,000.01 - 200,000.00	881	153,261,790.86	13.88
200,000.01 - 250,000.00	615	137,881,992.76	12.49
250,000.01 - 300,000.00	489	133,596,760.56	12.10
300,000.01 - 350,000.00	313	101,505,844.49	9.19
350,000.01 - 400,000.00	280	105,094,277.66	9.52
400,000.01 - 450,000.00	134	56,862,560.97	5.15
450,000.01 - 500,000.00	115	54,771,403.74	4.96
500,000.01 - 550,000.00	62	32,500,896.22	2.94
550,000.01 - 600,000.00	65	37,661,852.43	3.41
600,000.01 - 650,000.00	31	19,496,230.26	1.77
650,000.01 - 700,000.00	17	11,499,231.99	1.04
700,000.01 - 750,000.00	9	6,630,742.73	0.60
750,000.01 - 800,000.00	1	774,439.07	0.07
800,000.01 - 850,000.00	3	2,489,765.75	0.23
850,000.01 - 900,000.00	2	1,734,657.68	0.16
950,000.01 - 1,000,000.00	1	999,204.26	0.09
Total:	**5,638**	**$1,104,297,532.58**	**100.00%**

Minimum:	$19,080.11
Maximum:	$999,204.26
Average:	$195,866.89

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Mortgage Rates

(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
<= 5.500	75	$20,035,089.17	1.81%
5.501 - 6.000	434	118,051,430.60	10.69
6.001 - 6.500	934	233,680,565.41	21.16
6.501 - 7.000	1,247	275,480,499.91	24.95
7.001 - 7.500	940	177,826,101.48	16.10
7.501 - 8.000	827	131,808,669.90	11.94
8.001 - 8.500	422	63,717,509.25	5.77
8.501 - 9.000	324	42,066,756.33	3.81
9.001 - 9.500	187	20,575,885.76	1.86
9.501 - 10.000	124	11,084,607.16	1.00
10.001 - 10.500	65	5,313,962.14	0.48
10.501 - 11.000	26	2,153,230.47	0.19
11.001 - 11.500	15	1,229,722.12	0.11
11.501 - 12.000	15	1,037,197.27	0.09
12.001 - 12.500	2	160,874.29	0.01
12.501 - 13.000	1	75,431.32	0.01
Total:	**5,638**	**$1,104,297,532.58**	**100.00%**

Minimum:	4.700%
Maximum:	12.650%
Weighted Average:	7.025%

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
171 - 180	79	$8,730,884.48	0.79%
181 - 240	8	706,526.05	0.06
301 - 360	5,551	1,094,860,122.05	99.15
Total:	**5,638**	**$1,104,297,532.58**	**100.00%**

Minimum: 180
Maximum: 360
Weighted Average: 359

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
171 - 180	79	$8,730,884.48	0.79%
181 - 240	8	706,526.05	0.06
301 - 360	5,551	1,094,860,122.05	99.15
Total:	**5,638**	**$1,104,297,532.58**	**100.00%**

Minimum: 178
Maximum: 360
Weighted Average: 357

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Original Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
10.01 - 20.00	1	$89,931.17	0.01%
20.01 - 30.00	8	478,222.69	0.04
30.01 - 40.00	34	4,122,761.56	0.37
40.01 - 50.00	53	7,298,008.52	0.66
50.01 - 60.00	85	15,057,282.94	1.36
60.01 - 70.00	289	51,204,699.97	4.64
70.01 - 80.00	3,865	779,822,042.60	70.62
80.01 - 90.00	950	186,371,492.93	16.88
90.01 - 100.00	353	59,853,090.20	5.42
Total:	**5,638**	**$1,104,297,532.58**	**100.00%**

Minimum: 16.07%
Maximum: 100.00%
Weighted Average: 80.38%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Principal Balance
451 - 500	4	$613,997.73	0.06%
501 - 550	613	99,771,972.05	9.03
551 - 600	1,220	213,743,533.97	19.36
601 - 650	1,638	324,632,399.13	29.40
651 - 700	1,452	306,012,249.33	27.71
701 - 750	557	125,831,078.45	11.39
751 - 800	151	33,088,401.19	3.00
801 >=	3	603,900.73	0.05
Total:	**5,638**	**$1,104,297,532.58**	**100.00%**

Non-Zero Minimum: 500
Maximum: 814
Non-Zero WA: 636

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Loan Purpose			
	Mortgage Loans	Principal Balance ($)	% of Principal Balance
Purchase	3,289	$658,109,436.50	59.60%
Cash Out Refinance	2,078	394,426,693.60	35.72
Rate/Term Refinance	271	51,761,402.48	4.69
Total:	**5,638**	**$1,104,297,532.58**	**100.00%**

Property Type			
	Mortgage Loans	Principal Balance ($)	% of Principal Balance
Single Family	4,202	$808,027,185.29	73.17%
PUD	659	139,177,581.10	12.60
Condo	412	76,488,490.94	6.93
2 Family	269	59,938,269.24	5.43
3 Family	44	10,313,150.37	0.93
4 Family	32	7,650,701.44	0.69
Townhouse	20	2,702,154.20	0.24
Total:	**5,638**	**$1,104,297,532.58**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

States – Top 30

	Mortgage Loans	Principal Balance ($)	% of Principal Balance
CA-N	997	$297,599,015.22	26.95%
CA-S	844	228,896,194.74	20.73
FL	422	65,853,759.73	5.96
TX	470	54,309,333.51	4.92
WA	260	45,896,973.05	4.16
CO	248	44,457,469.66	4.03
IL	241	40,707,654.39	3.69
NY	136	40,575,871.15	3.67
GA	157	23,055,681.68	2.09
OR	134	21,164,487.70	1.92
MI	160	19,860,774.53	1.80
VA	94	19,668,701.63	1.78
MD	85	16,978,240.76	1.54
NJ	74	15,757,544.59	1.43
CT	63	12,353,011.24	1.12
NV	55	11,875,229.12	1.08
MA	53	11,438,894.26	1.04
UT	70	10,839,856.88	0.98
NC	97	10,491,279.09	0.95
TN	110	10,483,928.76	0.95
AZ	62	9,731,706.94	0.88
OH	96	9,621,519.25	0.87
PA	84	8,928,525.42	0.81
MN	41	8,683,606.43	0.79
WI	39	4,950,762.65	0.45
LA	58	4,931,515.47	0.45
MO	59	4,852,824.85	0.44
AL	55	4,738,923.26	0.43
OK	43	4,430,582.88	0.40
RI	19	3,969,874.00	0.36
Other	312	37,193,789.74	3.37
Total:	**5,638**	**$1,104,297,532.58**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Prepayment Penalty Description			
	Mortgage Loans	**Principal Balance ($)**	**% of Principal Balance**
None	1,473	$266,281,411.55	24.11%
1% Amount Prepaid	3	164,659.59	0.01
1% Amount Prepaid >20% Orig. Bal.	149	19,001,540.19	1.72
1% of Orig. Bal. >20% Orig. Bal.	73	7,988,300.56	0.72
2 Mo. Int. Amount Prepaid >20% Orig. Bal.	1	55,972.74	0.01
2% Amount Prepaid	74	15,292,295.28	1.38
2% of UPB	59	12,450,481.75	1.13
2% of UPB >20% Orig. Bal.	50	4,190,024.73	0.38
3 Mo. Int. Amount Prepaid	49	10,512,779.92	0.95
3% 2% 1% of Orig. Bal.	2,015	290,023,028.95	26.26
3% of Orig. Bal.	20	5,565,507.59	0.50
6 Mo. Int. Amount Prepaid >20% Orig. Bal.	1,672	472,771,529.73	42.81
Total:	**5,638**	**$1,104,297,532.58**	**100.00%**

Documentation Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Principal Balance**
Full	4,050	$752,385,734.01	68.13%
Stated	1,560	345,878,784.89	31.32
Limited	28	6,033,013.68	0.55
Total:	**5,638**	**$1,104,297,532.58**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
4.001 - 4.500	426	$89,001,734.92	8.86%
4.501 - 5.000	4,009	819,322,469.75	81.53
5.501 - 6.000	274	51,240,508.07	5.10
6.001 - 6.500	2	662,089.72	0.07
6.501 - 7.000	221	44,280,551.44	4.41
7.001 - 7.500	2	198,662.96	0.02
7.501 - 8.000	1	196,000.00	0.02
Total:	**4,935**	**$1,004,902,016.86**	**100.00%**

Minimum: 4.250%
Maximum: 7.600%
Weighted Average: 5.050%

Initial Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
1.000	4,738	$970,135,072.96	96.54%
3.000	197	34,766,943.90	3.46
Total:	**4,935**	**$1,004,902,016.86**	**100.00%**

Minimum: 1.000%
Maximum: 3.000%
Weighted Average: 1.069%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
1.000	4,935	$1,004,902,016.86	100.00%
Total:	**4,935**	**$1,004,902,016.86**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
10.501 - 11.000	3	$905,460.76	0.09%
11.001 - 11.500	70	18,802,322.11	1.87
11.501 - 12.000	404	111,647,763.84	11.11
12.001 - 12.500	866	218,897,395.37	21.78
12.501 - 13.000	1,101	247,808,145.44	24.66
13.001 - 13.500	799	160,000,314.87	15.92
13.501 - 14.000	693	114,683,874.63	11.41
14.001 - 14.500	374	58,702,241.64	5.84
14.501 - 15.000	281	38,339,464.60	3.82
15.001 - 15.500	156	17,940,679.05	1.79
15.501 - 16.000	96	9,173,260.29	0.91
16.001 - 16.500	51	4,231,224.64	0.42
16.501 - 17.000	19	1,811,040.08	0.18
17.001 - 17.500	10	1,029,014.02	0.10
17.501 - 18.000	10	768,941.23	0.08
18.001 - 18.500	2	160,874.29	0.02
Total:	**4,935**	**$1,004,902,016.86**	**100.00%**

Minimum: 10.700%
Maximum: 18.250%
Weighted Average: 13.001%

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
<= 5.500	74	$19,849,790.04	1.98%
5.501 - 6.000	406	112,509,106.68	11.20
6.001 - 6.500	870	219,464,413.32	21.84
6.501 - 7.000	1,104	248,100,289.62	24.69
7.001 - 7.500	799	160,597,923.98	15.98
7.501 - 8.000	690	113,811,423.33	11.33
8.001 - 8.500	370	57,688,927.77	5.74
8.501 - 9.000	279	38,058,428.88	3.79
9.001 - 9.500	156	17,742,658.35	1.77
9.501 - 10.000	96	9,173,260.29	0.91
10.001 - 10.500	50	4,135,924.98	0.41
10.501 - 11.000	19	1,811,040.08	0.18
11.001 - 11.500	10	1,029,014.02	0.10
11.501 - 12.000	10	768,941.23	0.08
12.001 - 12.500	2	160,874.29	0.02
Total:	**4,935**	**$1,004,902,016.86**	**100.00%**

Minimum: 4.700%
Maximum: 12.250%
Weighted Average: 6.996%

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Next Rate Adjustment Date			
	Mortgage Loans	Principal Balance ($)	% of Principal Balance
2005-02	2	$379,674.15	0.04%
2005-03	10	2,486,579.40	0.25
2006-07	7	1,391,209.90	0.14
2006-08	527	113,253,115.15	11.27
2006-09	4,204	856,143,458.13	85.20
2006-10	1	180,000.00	0.02
2007-03	1	58,631.58	0.01
2007-08	16	3,187,486.60	0.32
2007-09	113	19,775,137.63	1.97
2009-08	9	1,664,377.56	0.17
2009-09	45	6,382,346.76	0.64
Total:	**4,935**	**$1,004,902,016.86**	**100.00%**

LBMLT 2004-6 Collateral Summary – Group I

Total Number of Loans	4,028	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$591,296,045	Yes	19.9%
Average Loan Principal Balance	$146,796	No	80.1%
Fixed Rate	13.1%		
Adjustable Rate	86.9%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	73.0%	(First Lien Loans with LTV > 80%)	
Weighted Average Coupon	7.2%	Yes	81.9%
Weighted Average Margin	5.0%	No	18.1%
Weighted Average Initial Periodic Cap	1.1%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	13.1%	None	27.0%
Weighted Average Floor	7.1%	0.001 - 1.000	2.9%
Weighted Average Original Term (mo.)	358	1.001 - 2.000	55.8%
Weighted Average Remaining Term (mo.)	357	2.001 - 3.000	14.3%
Weighted Average Loan Age (mo.)	1		
Weighted Average Original LTV	80.4%	**Geographic Distribution**	
Non-Zero Weighted Average FICO	638	(Other states account individually for less than	
Non-Zero Weighted Average DTI	40.2%	3% of the Cut-off Date principal balance)	
% IO Loans	7.4%	California	32.8%
		Florida	7.8%
Lien Position		Texas	7.5%
First	100.0%	Illinois	5.2%
		Washington	4.8%
Product Type		Colorado	4.4%
2/28 ARM (Libor)	83.4%	New York	3.1%
Fixed Rate	13.1%		
3/27 ARM (Libor)	2.4%	**Occupancy Status**	
5/25 ARM (Libor)	0.9%	Primary Home	89.5%
Other	0.2%	Investment	9.7%
		Second Home	0.8%

Collateral information is as of the Cut-Off Date.

Collateral Characteristics – Group I

Collateral characteristics are listed below as of the Cut-Off Date

Scheduled Principal Balances			
($)	**Mortgage Loans**	**Principal Balance ($)**	**% of Principal Balance**
0.01 - 50,000.00	206	$8,675,505.82	1.47%
50,000.01 - 100,000.00	1,056	78,744,251.14	13.32
100,000.01 - 150,000.00	1,070	133,397,014.28	22.56
150,000.01 - 200,000.00	726	126,298,679.92	21.36
200,000.01 - 250,000.00	515	115,432,131.91	19.52
250,000.01 - 300,000.00	396	108,008,312.19	18.27
300,000.01 - 350,000.00	37	12,072,426.49	2.04
350,000.01 - 400,000.00	16	5,913,791.54	1.00
400,000.01 - 450,000.00	2	823,021.92	0.14
450,000.01 - 500,000.00	3	1,411,284.85	0.24
500,000.01 - 550,000.00	1	519,625.52	0.09
Total:	**4,028**	**$591,296,045.58**	**100.00%**

Minimum: $19,080.11
Maximum: $519,625.52
Average: $146,796.44

Collateral Characteristics - Group I (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
<= 5.500	45	$8,809,858.91	1.49%
5.501 - 6.000	254	50,085,527.92	8.47
6.001 - 6.500	575	104,387,859.90	17.65
6.501 - 7.000	829	136,385,367.30	23.07
7.001 - 7.500	707	99,785,130.40	16.88
7.501 - 8.000	692	88,158,055.55	14.91
8.001 - 8.500	369	45,661,060.88	7.72
8.501 - 9.000	302	35,242,069.87	5.96
9.001 - 9.500	176	17,339,182.99	2.93
9.501 - 10.000	41	2,823,678.35	0.48
10.001 - 10.500	17	1,288,354.83	0.22
10.501 - 11.000	10	691,900.80	0.12
11.001 - 11.500	5	294,310.52	0.05
11.501 - 12.000	5	268,256.04	0.05
12.501 - 13.000	1	75,431.32	0.01
Total:	**4,028**	**$591,296,045.58**	**100.00%**

Minimum:	5.000%
Maximum:	12.650%
Weighted Average:	7.167%

Collateral Characteristics - Group I (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Original Terms to Stated Maturity

(months)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
171 - 180	77	$7,683,661.46	1.30%
301 - 360	3,951	583,612,384.12	98.70
Total:	**4,028**	**$591,296,045.58**	**100.00%**

Minimum: 180
Maximum: 360
Weighted Average: 358

Remaining Terms to Stated Maturity

(months)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
171 - 180	77	$7,683,661.46	1.30%
301 - 360	3,951	583,612,384.12	98.70
Total:	**4,028**	**$591,296,045.58**	**100.00%**

Minimum: 178
Maximum: 360
Weighted Average: 357

Collateral Characteristics - Group I (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Original Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
10.01 - 20.00	1	$89,931.17	0.02%
20.01 - 30.00	8	478,222.69	0.08
30.01 - 40.00	31	3,604,019.14	0.61
40.01 - 50.00	46	5,882,324.13	0.99
50.01 - 60.00	58	8,453,663.01	1.43
60.01 - 70.00	216	31,281,595.87	5.29
70.01 - 80.00	2,684	397,721,812.32	67.26
80.01 - 90.00	698	102,526,205.89	17.34
90.01 - 100.00	286	41,258,271.36	6.98
Total:	**4,028**	**$591,296,045.58**	**100.00%**

Minimum: 16.07%
Maximum: 100.00%
Weighted Average: 80.38%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Principal Balance
451 - 500	4	$613,997.73	0.10%
501 - 550	419	59,070,275.91	9.99
551 - 600	875	113,758,781.33	19.24
601 - 650	1,068	150,152,274.00	25.39
651 - 700	1,109	174,973,676.12	29.59
701 - 750	433	73,650,597.80	12.46
751 - 800	117	18,472,541.96	3.12
801 >=	3	603,900.73	0.10
Total:	**4,028**	**$591,296,045.58**	**100.00%**

Non- Zero Minimum: 500
Maximum: 814
Non-Zero WA: 638

Collateral Characteristics - Group I (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Loan Purpose			
	Mortgage Loans	**Principal Balance ($)**	**% of Principal Balance**
Purchase	2,302	$341,459,191.03	57.75%
Cash Out Refinance	1,535	222,982,705.13	37.71
Rate/Term Refinance	191	26,854,149.42	4.54
Total:	**4,028**	**$591,296,045.58**	**100.00%**

Property Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Principal Balance**
Single Family	2,981	$420,808,547.09	71.17%
PUD	448	70,944,875.80	12.00
Condo	303	44,393,224.57	7.51
2 Family	212	37,445,188.29	6.33
3 Family	37	8,559,138.12	1.45
4 Family	32	7,650,701.44	1.29
Townhouse	15	1,494,370.27	0.25
Total:	**4,028**	**$591,296,045.58**	**100.00%**

Collateral Characteristics – Group I (continued)

Collateral characteristics are listed below as of the Cut-Off Date

States – Top 30			
	Mortgage Loans	**Principal Balance ($)**	**% of Principal Balance**
CA-S	501	$99,506,482.08	16.83%
CA-N	451	94,473,786.58	15.98
FL	344	46,097,923.74	7.80
TX	419	44,439,384.88	7.52
IL	208	30,769,010.88	5.20
WA	182	28,248,778.74	4.78
CO	166	26,159,217.28	4.42
NY	80	18,102,221.02	3.06
GA	135	16,674,510.79	2.82
OR	112	15,703,785.94	2.66
MI	138	13,568,379.61	2.29
VA	69	11,435,712.32	1.93
MD	64	10,876,524.35	1.84
NJ	58	10,684,303.30	1.81
MA	46	9,193,726.86	1.55
TN	94	8,599,833.25	1.45
CT	52	8,562,649.67	1.45
UT	62	8,472,667.13	1.43
NC	82	8,447,649.79	1.43
PA	75	6,945,808.82	1.17
OH	82	6,847,006.36	1.16
NV	37	6,468,821.61	1.09
MN	28	4,683,682.23	0.79
AZ	36	4,503,642.81	0.76
MO	52	4,502,874.89	0.76
AL	49	4,361,080.85	0.74
LA	50	4,234,217.51	0.72
AR	30	3,298,241.15	0.56
IN	47	3,261,683.55	0.55
OK	39	3,151,590.36	0.53
Other	240	29,020,847.23	4.91
Total:	**4,028**	**$591,296,045.58**	**100.00%**

Collateral Characteristics – Group I (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Prepayment Penalty Description			
	Mortgage Loans	**Principal Balance ($)**	**% of Principal Balance**
None	1,142	$159,808,278.21	27.03%
1% Amount Prepaid	3	164,659.59	0.03
1% Amount Prepaid >20% Orig. Bal.	128	12,787,111.85	2.16
1% of Orig. Bal. >20% Orig. Bal.	59	5,213,787.67	0.88
2 Mo. Int. Amount Prepaid >20% Orig. Bal.	1	55,972.74	0.01
2% Amount Prepaid	53	8,495,275.22	1.44
2% of UPB	42	7,427,635.82	1.26
2% of UPB >20% Orig. Bal.	43	3,840,074.77	0.65
3 Mo. Int. Amount Prepaid	42	8,267,612.52	1.40
3% 2% 1% of Orig. Bal.	1,624	202,845,937.44	34.31
3% of Orig. Bal.	14	2,926,091.98	0.49
6 Mo. Int. Amount Prepaid >20% Orig. Bal.	877	179,463,607.77	30.35
Total:	**4,028**	**$591,296,045.58**	**100.00%**

Documentation Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Principal Balance**
Full	2,859	$397,814,194.13	67.28%
Stated	1,153	190,868,186.97	32.28
Limited	16	2,613,664.48	0.44
Total:	**4,028**	**$591,296,045.58**	**100.00%**

Collateral Characteristics – Group I (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
4.001 - 4.500	341	$53,585,307.78	10.43%
4.501 - 5.000	2,720	408,571,499.30	79.51
5.501 - 6.000	187	27,206,168.30	5.29
6.001 - 6.500	1	162,394.25	0.03
6.501 - 7.000	133	24,229,858.77	4.72
7.001 - 7.500	1	76,715.71	0.01
Total:	**3,383**	**$513,831,944.11**	**100.00%**

Minimum: 4.250%
Maximum: 7.450%
Weighted Average: 5.045%

Initial Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
1.000	3,225	$492,202,315.38	95.79%
3.000	158	21,629,628.73	4.21
Total:	**3,383**	**$513,831,944.11**	**100.00%**

Minimum: 1.000%
Maximum: 3.000%
Weighted Average: 1.084%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
1.000	3,383	$513,831,944.11	100.00%
Total:	**3,383**	**$513,831,944.11**	**100.00%**

Collateral Characteristics – Group I (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Maximum Rate			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Principal Balance**
10.501 - 11.000	1	$279,663.57	0.05%
11.001 - 11.500	42	8,202,889.04	1.60
11.501 - 12.000	229	45,854,712.58	8.92
12.001 - 12.500	517	94,336,305.06	18.36
12.501 - 13.000	704	117,843,323.89	22.93
13.001 - 13.500	576	85,192,392.48	16.58
13.501 - 14.000	564	73,060,557.74	14.22
14.001 - 14.500	321	40,609,906.70	7.90
14.501 - 15.000	259	31,514,778.14	6.13
15.001 - 15.500	147	15,124,672.59	2.94
15.501 - 16.000	15	1,084,292.08	0.21
16.001 - 16.500	4	242,785.75	0.05
16.501 - 17.000	3	349,710.41	0.07
17.001 - 17.500	1	135,954.08	0.03
Total:	**3,383**	**$513,831,944.11**	**100.00%**

Minimum: 11.000%
Maximum: 17.250%
Weighted Average: 13.133%

Collateral Characteristics – Group I (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
<= 5.500	44	$8,624,559.78	1.68%
5.501 - 6.000	230	46,004,791.77	8.95
6.001 - 6.500	521	94,903,323.01	18.47
6.501 - 7.000	707	118,307,628.35	23.02
7.001 - 7.500	574	85,002,609.78	16.54
7.501 - 8.000	562	72,727,209.81	14.15
8.001 - 8.500	319	40,383,984.64	7.86
8.501 - 9.000	257	31,233,742.42	6.08
9.001 - 9.500	147	14,926,651.89	2.90
9.501 - 10.000	15	1,084,292.08	0.21
10.001 - 10.500	3	147,486.09	0.03
10.501 - 11.000	3	349,710.41	0.07
11.001 - 11.500	1	135,954.08	0.03
Total:	**3,383**	**$513,831,944.11**	**100.00%**

Minimum: 4.990%
Maximum: 11.250%
Weighted Average: 7.128 %

Collateral Characteristics – Group I (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Next Rate Adjustment Date			
	Mortgage Loans	**Principal Balance ($)**	**% of Principal Balance**
2005-02	2	$379,674.15	0.07%
2005-03	5	697,602.68	0.14
2006-07	5	905,775.23	0.18
2006-08	352	57,327,652.01	11.16
2006-09	2,872	434,600,311.32	84.58
2006-10	1	180,000.00	0.04
2007-03	1	58,631.58	0.01
2007-08	10	1,794,300.87	0.35
2007-09	92	12,596,403.53	2.45
2009-08	4	666,706.68	0.13
2009-09	39	4,624,886.06	0.90
Total:	**3,383**	**$513,831,944.11**	**100.00%**

LBMLT 2004-6 Collateral Summary – Group II

Total Number of Loans	1,610	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$513,001,487	Yes	12.1%
Average Loan Principal Balance	$318,634	No	87.9%
Fixed Rate	4.3%		
Adjustable Rate	95.7%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	79.2%	(First Lien Loans with LTV > 80%)	
Weighted Average Coupon	6.9%	Yes	60.8%
Weighted Average Margin	5.1%	No	39.2%
Weighted Average Initial Periodic Cap	1.1%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	12.9%	None	20.8%
Weighted Average Floor	6.9%	0.001 - 1.000	3.6%
Weighted Average Original Term (mo.)	359	1.001 - 2.000	67.9%
Weighted Average Remaining Term (mo.)	358	2.001 - 3.000	7.7%
Weighted Average Loan Age (mo.)	1		
Weighted Average Original LTV	80.4%	**Geographic Distribution**	
Non-Zero Weighted Average FICO	635	(Other states account individually for less than	
Non-Zero Weighted Average DTI	41.3%	3% of the Cut-off Date principal balance)	
% IO Loans	46.8%	California	64.8%
		New York	4.4%
Lien Position		Florida	3.9%
First	100.0%	Colorado	3.6%
		Washington	3.4%
Product Type			
2/28 ARM (Libor)	93.2%	**Occupancy Status**	
Fixed Rate	4.3%	Primary Home	97.5%
3/27 ARM (Libor)	1.7%	Investment	2.0%
5/25 ARM (Libor)	0.5%	Second Home	0.5%
Other	0.3%		

Collateral information is as of the Cut-Off Date.

Collateral Characteristics – Group II

Collateral characteristics are listed below as of the Cut-Off Date

Scheduled Principal Balances

($)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
0.01 - 50,000.00	62	$2,617,656.85	0.51%
50,000.01 - 100,000.00	84	6,394,465.04	1.25
100,000.01 - 150,000.00	142	17,706,988.02	3.45
150,000.01 - 200,000.00	155	26,963,110.94	5.26
200,000.01 - 250,000.00	100	22,449,860.85	4.38
250,000.01 - 300,000.00	93	25,588,448.37	4.99
300,000.01 - 350,000.00	276	89,433,418.00	17.43
350,000.01 - 400,000.00	264	99,180,486.12	19.33
400,000.01 - 450,000.00	132	56,039,539.05	10.92
450,000.01 - 500,000.00	112	53,360,118.89	10.40
500,000.01 - 550,000.00	61	31,981,270.70	6.23
550,000.01 - 600,000.00	65	37,661,852.43	7.34
600,000.01 - 650,000.00	31	19,496,230.26	3.80
650,000.01 - 700,000.00	17	11,499,231.99	2.24
700,000.01 - 750,000.00	9	6,630,742.73	1.29
750,000.01 - 800,000.00	1	774,439.07	0.15
800,000.01 - 850,000.00	3	2,489,765.75	0.49
850,000.01 - 900,000.00	2	1,734,657.68	0.34
950,000.01 - 1,000,000.00	1	999,204.26	0.19
Total:	**1,610**	**$513,001,487.00**	**100.00%**

Minimum:	$25,188.36
Maximum:	$999,204.26
Average:	$318,634.46

Collateral Characteristics - Group II (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
<= 5.500	30	$11,225,230.26	2.19%
5.501 - 6.000	180	67,965,902.68	13.25
6.001 - 6.500	359	129,292,705.51	25.20
6.501 - 7.000	418	139,095,132.61	27.11
7.001 - 7.500	233	78,040,971.08	15.21
7.501 - 8.000	135	43,650,614.35	8.51
8.001 - 8.500	53	18,056,448.37	3.52
8.501 - 9.000	22	6,824,686.46	1.33
9.001 - 9.500	11	3,236,702.77	0.63
9.501 - 10.000	83	8,260,928.81	1.61
10.001 - 10.500	48	4,025,607.31	0.78
10.501 - 11.000	16	1,461,329.67	0.28
11.001 - 11.500	10	935,411.60	0.18
11.501 - 12.000	10	768,941.23	0.15
12.001 - 12.500	2	160,874.29	0.03
Total:	**1,610**	**$513,001,487.00**	**100.00%**

Minimum:	4.700%
Maximum:	12.250%
Weighted Average:	6.861%

Collateral Characteristics - Group II (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
171 - 180	2	$1,047,223.02	0.20%
181 - 240	8	706,526.05	0.14
301 - 360	1,600	511,247,737.93	99.66
Total:	**1,610**	**$513,001,487.00**	**100.00%**

Minimum: 180
Maximum: 360
Weighted Average: 359

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
171 - 180	2	$1,047,223.02	0.20%
181 - 240	8	706,526.05	0.14
301 - 360	1,600	511,247,737.93	99.66
Total:	**1,610**	**$513,001,487.00**	**100.00%**

Minimum: 179
Maximum: 359
Weighted Average: 358

Collateral Characteristics - Group II (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Original Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
30.01 - 40.00	3	$518,742.42	0.10%
40.01 - 50.00	7	1,415,684.39	0.28
50.01 - 60.00	27	6,603,619.93	1.29
60.01 - 70.00	73	19,923,104.10	3.88
70.01 - 80.00	1,181	382,100,230.28	74.48
80.01 - 90.00	252	83,845,287.04	16.34
90.01 - 100.00	67	18,594,818.84	3.62
Total:	**1,610**	**$513,001,487.00**	**100.00%**

Minimum: 36.67%
Maximum: 100.00%
Weighted Average: 80.39%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Principal Balance
501 - 550	194	$40,701,696.14	7.93%
551 - 600	345	99,984,752.64	19.49
601 - 650	570	174,480,125.13	34.01
651 - 700	343	131,038,573.21	25.54
701 - 750	124	52,180,480.65	10.17
751 - 800	34	14,615,859.23	2.85
Total:	**1,610**	**$513,001,487.00**	**100.00%**

Non- Zero Minimum: 501
Maximum: 798
Non-Zero WA: 635

Collateral Characteristics - Group II (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Loan Purpose			
	Mortgage Loans	Principal Balance ($)	% of Principal Balance
Purchase	987	$316,650,245.47	61.73%
Cash Out Refinance	543	171,443,988.47	33.42
Rate/Term Refinance	80	24,907,253.06	4.86
Total:	**1,610**	**$513,001,487.00**	**100.00%**

Property Type			
	Mortgage Loans	Principal Balance ($)	% of Principal Balance
Single Family	1,221	$387,218,638.20	75.48%
PUD	211	68,232,705.30	13.30
Condo	109	32,095,266.37	6.26
2 Family	57	22,493,080.95	4.38
3 Family	7	1,754,012.25	0.34
Townhouse	5	1,207,783.93	0.24
Total:	**1,610**	**$513,001,487.00**	**100.00%**

Collateral Characteristics – Group II (continued)

Collateral characteristics are listed below as of the Cut-Off Date

States – Top 30			
	Mortgage Loans	Principal Balance ($)	% of Principal Balance
CA-N	546	$203,125,228.64	39.60%
CA-S	343	129,389,712.66	25.22
NY	56	22,473,650.13	4.38
FL	78	19,755,835.99	3.85
CO	82	18,298,252.38	3.57
WA	78	17,648,194.31	3.44
IL	33	9,938,643.51	1.94
TX	51	9,869,948.63	1.92
VA	25	8,232,989.31	1.60
GA	22	6,381,170.89	1.24
MI	22	6,292,394.92	1.23
MD	21	6,101,716.41	1.19
OR	22	5,460,701.76	1.06
NV	18	5,406,407.51	1.05
AZ	26	5,228,064.13	1.02
NJ	16	5,073,241.29	0.99
MN	13	3,999,924.20	0.78
CT	11	3,790,361.57	0.74
OH	14	2,774,512.89	0.54
UT	8	2,367,189.75	0.46
MA	7	2,245,167.40	0.44
WI	10	2,194,260.05	0.43
NC	15	2,043,629.30	0.40
PA	9	1,982,716.60	0.39
TN	16	1,884,095.51	0.37
DC	3	1,336,028.60	0.26
HI	2	1,328,739.65	0.26
OK	4	1,278,992.52	0.25
RI	4	1,022,921.73	0.20
ID	2	984,891.87	0.19
Other	53	5,091,902.89	0.99
Total:	**1,610**	**$513,001,487.00**	**100.00%**

Collateral Characteristics – Group II (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Prepayment Penalty Description			
	Mortgage Loans	Principal Balance ($)	% of Principal Balance
None	331	$106,473,133.34	20.75%
1% Amount Prepaid >20% Orig. Bal.	21	6,214,428.34	1.21
1% of Orig. Bal. >20% Orig. Bal.	14	2,774,512.89	0.54
2% Amount Prepaid	21	6,797,020.06	1.32
2% of UPB	17	5,022,845.93	0.98
2% of UPB >20% Orig. Bal.	7	349,949.96	0.07
3 Mo. Int. Amount Prepaid	7	2,245,167.40	0.44
3% 2% 1% of Orig. Bal.	391	87,177,091.51	16.99
3% of Orig. Bal.	6	2,639,415.61	0.51
6 Mo. Int. Amount Prepaid >20% Orig. Bal.	795	293,307,921.96	57.17
Total:	**1,610**	**$513,001,487.00**	**100.00%**

Documentation Type			
	Mortgage Loans	Principal Balance ($)	% of Principal Balance
Full	1,191	$354,571,539.88	69.12%
Stated	407	155,010,597.92	30.22
Limited	12	3,419,349.20	0.67
Total:	**1,610**	**$513,001,487.00**	**100.00%**

Collateral Characteristics – Group II (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
4.001 - 4.500	85	$35,416,427.14	7.21%
4.501 - 5.000	1,289	410,750,970.45	83.64
5.501 - 6.000	87	24,034,339.77	4.89
6.001 - 6.500	1	499,695.47	0.10
6.501 - 7.000	88	20,050,692.67	4.08
7.001 - 7.500	1	121,947.25	0.02
7.501 - 8.000	1	196,000.00	0.04
Total:	**1,552**	**$491,070,072.75**	**100.00%**

Minimum: 4.250%
Maximum: 7.600%
Weighted Average: 5.056%

Initial Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
1.000	1,513	$477,932,757.58	97.32%
3.000	39	13,137,315.17	2.68
Total:	**1,552**	**$491,070,072.75**	**100.00%**

Minimum: 1.000%
Maximum: 3.000%
Weighted Average: 1.054%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
1.000	1,552	$491,070,072.75	100.00%
Total:	**1,552**	**$491,070,072.75**	**100.00%**

Collateral Characteristics – Group II (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Maximum Rate			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Principal Balance**
10.501 - 11.000	2	$625,797.19	0.13%
11.001 - 11.500	28	10,599,433.07	2.16
11.501 - 12.000	175	65,793,051.26	13.40
12.001 - 12.500	349	124,561,090.31	25.37
12.501 - 13.000	397	129,964,821.55	26.47
13.001 - 13.500	223	74,807,922.39	15.23
13.501 - 14.000	129	41,623,316.89	8.48
14.001 - 14.500	53	18,092,334.94	3.68
14.501 - 15.000	22	6,824,686.46	1.39
15.001 - 15.500	9	2,816,006.46	0.57
15.501 - 16.000	81	8,088,968.21	1.65
16.001 - 16.500	47	3,988,438.89	0.81
16.501 - 17.000	16	1,461,329.67	0.30
17.001 - 17.500	9	893,059.94	0.18
17.501 - 18.000	10	768,941.23	0.16
18.001 - 18.500	2	160,874.29	0.03
Total:	**1,552**	**$491,070,072.75**	**100.00%**

Minimum:	10.700%
Maximum:	18.250%
Weighted Average:	12.863%

Collateral Characteristics – Group II (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Floor (%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
<= 5.500	30	$11,225,230.26	2.29%
5.501 - 6.000	176	66,504,314.91	13.54
6.001 - 6.500	349	124,561,090.31	25.37
6.501 - 7.000	397	129,792,661.27	26.43
7.001 - 7.500	225	75,595,314.20	15.39
7.501 - 8.000	128	41,084,213.52	8.37
8.001 - 8.500	51	17,304,943.13	3.52
8.501 - 9.000	22	6,824,686.46	1.39
9.001 - 9.500	9	2,816,006.46	0.57
9.501 - 10.000	81	8,088,968.21	1.65
10.001 - 10.500	47	3,988,438.89	0.81
10.501 - 11.000	16	1,461,329.67	0.30
11.001 - 11.500	9	893,059.94	0.18
11.501 - 12.000	10	768,941.23	0.16
12.001 - 12.500	2	160,874.29	0.03
Total:	**1,552**	**$491,070,072.75**	**100.00%**

Minimum: 4.700%
Maximum: 12.250%
Weighted Average: 6.859%

Collateral Characteristics – Group II (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Next Rate Adjustment Date			
	Mortgage Loans	Principal Balance ($)	% of Principal Balance
2005-03	5	$1,788,976.72	0.36%
2006-07	2	485,434.67	0.10
2006-08	175	55,925,463.14	11.39
2006-09	1,332	421,543,146.81	85.84
2007-08	6	1,393,185.73	0.28
2007-09	21	7,178,734.10	1.46
2009-08	5	997,670.88	0.20
2009-09	6	1,757,460.70	0.36
Total:	**1,552**	**$491,070,072.75**	**100.00%**

EXHIBIT 99.2

FILED BY PAPER

SE 2056358 v2

```
! LONGBEACH0406_FINAL.CDI #CMOVER_3.0E ASSET_BACKED_HOMEEQUITY PORTFOLIO !
MAX_CF_VECTSIZE 620
!
!! Created by Intex Deal Maker v3.7.251 , subroutines 3.1a1
!! 10/18/2004 8:52 AM
!
! Modeled in the Intex CMO Modeling Language, (NYFI4W957733)
! which is copyright (c) 2004 by Intex Solutions, Inc.
! Intex shall not be held liable for the accuracy of this data
! nor for the accuracy of information which is derived from this data.
!
 COLLAT_GROUPS 1 2
 GROUP 1 = "1F" "1A"
 GROUP 2 = "2F" "2A"
!
 DEFINE PREPAY PPC GROUP "1F" RISE_PERS 12 START_CPR 23 END_CPR 23
 DEFINE PREPAY PPC GROUP "1A" RISE_PERS 12 START_CPR 30 END_CPR 30
 DEFINE PREPAY PPC GROUP "2F" RISE_PERS 12 START_CPR 23 END_CPR 23
 DEFINE PREPAY PPC GROUP "2A" RISE_PERS 12 START_CPR 30 END_CPR 30
!
 DEFINE CONSTANT #OrigCollBal = 1104297532.58
 DEFINE CONSTANT #OrigCollBal1 = 591296045.58
 DEFINE CONSTANT #OrigCollBal1F = 77464101.47
 DEFINE CONSTANT #OrigCollBal1A = 513831944.11
 DEFINE CONSTANT #OrigCollBal2 = 513001487.00
 DEFINE CONSTANT #OrigCollBal2F = 21931414.25
 DEFINE CONSTANT #OrigCollBal2A = 491070072.75
!
 DEFINE CONSTANT #OrigBondBal = 1099882000.00
 DEFINE CONSTANT #OrigBondBal1 = 591296045.58
 DEFINE CONSTANT #OrigBondBal2 = 513001487.00
!
 DEFINE CONSTANT #SpecSenEnhPct = 30.5%
 DEFINE CONSTANT #SNRTargPct = 69.50%
 DEFINE CONSTANT #A3TargPct = 78.80%
 DEFINE CONSTANT #M1TargPct = 86.30%
 DEFINE CONSTANT #M2TargPct = 92.10%
 DEFINE CONSTANT #M3TargPct = 93.40%
 DEFINE CONSTANT #M4TargPct = 94.80%
 DEFINE CONSTANT #M5TargPct = 96.30%
 DEFINE CONSTANT #M6TargPct = 97.50%
 DEFINE CONSTANT #M7TargPct = 98.60%
 DEFINE CONSTANT #B1TargPct = 99.20%
 DEFINE #BondBal            = 1099882000.00
 DEFINE #BondBal1            = 501124000.00
 DEFINE #BondBal2            = 434769000.00
!
  FULL_DEALNAME:     LONGBEACH0406
  SERVICER_MASTER:     Aurora Loan Services
!
  ISSUER:          LONGBEACH0406
  DEALER:           Lehman Brothers
  DEAL SIZE:         1099882000.00
  PRICING SPEED:       GROUP "1F" PPC 100%
  PRICING SPEED:       GROUP "1A" PPC 100%
  PRICING SPEED:       GROUP "2F" PPC 100%
```

```
 PRICING SPEED:      GROUP "2A" PPC 100%
! ISSUE DATE:        20041001
 SETTLEMENT DATE:    20041022
!
 Record date delay:   24
!
DEFINE TR_INDEXDEPS_ALL
!
DEFINE TRANCHE "CAP_IN", "CAP_IN2", "1A1", "1A2", "2A1", "2A2", "A3", "M1", "M2", "M3", "M4",
"M5", "M6", "M7", "B1", "R", "OC"
!
DEFINE VARNAMES #ReqPerc, #TrigEnhFrac, #StepDown
!
 DEAL_CLOCK_INFO _
   ISSUE_CDU_DATE         20041001 _
   DEAL_FIRSTPAY_DATE      20041125
!
!
DEFINE TABLE "CapNotional" (25, 2) = "CURDATE" "Balance"
   20041125.1    0.00
   20041225.1    1,067,652,574.88
   20050125.1    1,036,364,416.27
   20050225.1    1,005,990,009.02
   20050325.1    976,502,642.96
   20050425.1    947,876,456.63
   20050525.1    920,086,312.92
   20050625.1    893,107,668.07
   20050725.1    866,916,803.47
   20050825.1    841,490,694.34
   20050925.1    816,806,989.48
   20051025.1    792,843,991.49
   20051125.1    769,580,637.68
   20051225.1    746,996,481.43
   20060125.1    725,071,674.24
   20060225.1    703,786,948.14
   20060325.1    683,123,598.76
   20060425.1    663,063,468.78
   20060525.1    643,588,931.96
   20060625.1    624,682,877.59
   20060725.1    606,328,695.36
   20060825.1    581,349,694.36
   20060925.1    546,445,454.56
   20061025.1    513,726,307.99
   99999999     0
!
 DEFINE DYNAMIC #CapBal = LOOKUP_TBL( "STEP", Curdate, "CapNotional", "CURDATE", "Balance"
)
!
 DEFINE DYNAMIC #CapBalEnd = LOOKUP_TBL( "STEP", Curdate + 30, "CapNotional", "CURDATE",
"Balance" )
!
!
DEFINE TABLE "Cap2Notional" (41, 2) = "CURDATE" "Balance"
   20041125.1    0
   20041225.1    0
   20050125.1    0
```

```
    20050225.1    0
    20050325.1    0
    20050425.1    0
    20050525.1    0
    20050625.1    0
    20050725.1    0
    20050825.1    0
    20050925.1    0
    20051025.1    0
    20051125.1    0
    20051225.1    0
    20060125.1    0
    20060225.1    0
    20060325.1    0
    20060425.1    0
    20060525.1    0
    20060625.1    0
    20060725.1    0
    20060825.1    0
    20060925.1    0
    20061025.1    0
    20061125.1    538,007,190.31
    20061225.1    522,070,106.53
    20070125.1    506,600,770.87
    20070225.1    491,585,458.33
    20070325.1    477,010,846.62
    20070425.1    462,864,004.41
    20070525.1    449,132,379.81
    20070625.1    435,803,789.23
    20070725.1    422,866,406.60
    20070825.1    410,308,752.87
    20070925.1    398,119,685.82
    20071025.1    386,288,460.55
    20071125.1    374,801,850.50
    20071225.1    363,652,460.11
    20080125.1    352,830,392.13
    20080225.1    342,326,041.70
    99999999     0
!
DEFINE TABLE "Cap2RateSch" (40, 2) = "CURDATE" "Rate"
    20041125.1    0.00
    20041225.1    0.00
    20050125.1    0.00
    20050225.1    0.00
    20050325.1    0.00
    20050425.1    0.00
    20050525.1    0.00
    20050625.1    0.00
    20050725.1    0.00
    20050825.1    0.00
    20050925.1    0.00
    20051025.1    0.00
    20051125.1    0.00
    20051225.1    0.00
    20060125.1    0.00
    20060225.1    0.00
```

```
   20060325.1   0.00
   20060425.1   0.00
   20060525.1   0.00
   20060625.1   0.00
   20060725.1   0.00
   20060825.1   0.00
   20060925.1   0.00
   20061025.1   0.00
   20061125.1   6.80
   20061225.1   6.80
   20070125.1   6.80
   20070225.1   6.80
   20070325.1   7.60
   20070425.1   7.60
   20070525.1   7.60
   20070625.1   7.60
   20070725.1   7.60
   20070825.1   7.60
   20070925.1   8.50
   20071025.1   8.50
   20071125.1   8.50
   20071225.1   8.50
   20080125.1   8.50
   20080225.1   8.50
!
 DEFINE DYNAMIC #CapBal2 = LOOKUP_TBL( "STEP", Curdate, "Cap2Notional", "CURDATE",
"Balance" )
!
 DEFINE DYNAMIC #CapBal2End = LOOKUP_TBL( "STEP", Curdate + 30, "Cap2Notional",
"CURDATE", "Balance" )
!
 DEFINE DYNAMIC #CapRate2 = LOOKUP_TBL( "STEP", Curdate, "Cap2RateSch", "CURDATE",
"Rate" )
!
!
 DEFINE #FloorFixed        = 4415532.58
 DEFINE #SpecOCTarg        = 4415532.58
 DEFINE STANDARDIZE OC_ACTUAL_VAL             #OC          = 4415532.58
 DEFINE STANDARDIZE OCT_INITVAL       CONSTANT #InitOCTarg    = 4415532.58
 DEFINE STANDARDIZE OCT_STEPDOWN_MONTH  CONSTANT #StepDownDate  = 37
 DEFINE STANDARDIZE OCT_STEPDOWN_FRAC   CONSTANT #StepOCFrac    = 0.008
 DEFINE STANDARDIZE EXCESS_INTEREST            #XSSpread     = 0
 DEFINE STANDARDIZE OCT_FLOOR          CONSTANT #FloorOCTarg   = #FloorFixed
 DEFINE STANDARDIZE OCT_VAL           DYNAMIC  #Octval       = #SpecOCTarg
!
 DEFINE DYNAMIC STICKY #NetRate  = ( COLL_I_MISC("COUPON") ) / COLL_PREV_BAL * 1200
 DEFINE DYNAMIC STICKY #NetRate1  = ( COLL_I_MISC("COUPON", 1) ) / COLL_PREV_BAL(1) *
1200
 DEFINE DYNAMIC STICKY #NetRate2  = ( COLL_I_MISC("COUPON", 2) ) / COLL_PREV_BAL(2) *
1200
 DEFINE DYNAMIC STICKY #NetRate1F  = ( COLL_I_MISC("COUPON","1F") ) /
COLL_PREV_BAL("1F") * 1200
 DEFINE DYNAMIC STICKY #NetRate1A  = ( COLL_I_MISC("COUPON","1A") ) /
COLL_PREV_BAL("1A") * 1200
!
```

```
 DEFINE DYNAMIC STICKY #NetRate2F  = ( COLL_I_MISC("COUPON","2F") ) /
COLL_PREV_BAL("2F") * 1200
 DEFINE DYNAMIC STICKY #NetRate2A  = ( COLL_I_MISC("COUPON","2A") ) /
COLL_PREV_BAL("2A") * 1200
!
!
 DEFINE DYNAMIC STICKY #NetRateActual360 = #Netrate * 30 / DAYS_DIFF(CURDATE ,
MONTHS_ADD(CURDATE,-1))
!
!


!
TOLERANCE WRITEDOWN_0LOSS 1.00
!
DEFINE DYNAMIC STICKY #Gr1SenPaidDown = IF (BBAL("1A1","1A2") LT 0.01) THEN 1 ELSE 0
DEFINE DYNAMIC STICKY #Gr2SenPaidDown = IF (BBAL("2A1","2A2") LT 0.01) THEN 1 ELSE 0
!!DEFINE DYNAMIC STICKY #Gr3SenPaidDown = IF (BBAL("A3") LT 0.01) THEN 1 ELSE 0
!!DEFINE DYNAMIC STICKY #Gr4SenPaidDown = IF (BBAL("A4") LT 0.01) THEN 1 ELSE 0
!!DEFINE DYNAMIC STICKY #Gr5SenPaidDown = IF (BBAL("A5","A6") LT 0.01) THEN 1 ELSE 0

!
DEFINE DYNAMIC STICKY #TwoSenPaidDown = IF ((#Gr1SenPaidDown + #Gr2SenPaidDown ) GE 2 )
THEN 1 ELSE 0
!!DEFINE DYNAMIC STICKY #TwoSenPaidDown = IF ((#Gr1SenPaidDown + #Gr2SenPaidDown +
#Gr3SenPaidDown + #Gr4SenPaidDown + #Gr5SenPaidDown) GE 2 ) THEN 1 ELSE 0
!
DEFINE DYNAMIC STICKY #SubBalGr1 = IF (#TwoSenPaidDown EQ 1) THEN COLL_BAL(1) ELSE
MAX(0, COLL_PREV_BAL(1) - BBAL("1A1")- BBAL("1A2") )
DEFINE DYNAMIC STICKY #SubBalGr2 = IF (#TwoSenPaidDown EQ 1) THEN COLL_BAL(2) ELSE
MAX(0, COLL_PREV_BAL(2) - BBAL("2A1")- BBAL("2A2") )
!!!DEFINE DYNAMIC STICKY #SubBalGr3 = IF (#TwoSenPaidDown EQ 1) THEN COLL_BAL(3) ELSE
MAX(0, COLL_PREV_BAL(3) - BBAL("A3") )
!!!DEFINE DYNAMIC STICKY #SubBalGr4 = IF (#TwoSenPaidDown EQ 1) THEN COLL_BAL(4) ELSE
MAX(0, COLL_PREV_BAL(4) - BBAL("A4") )
!!!DEFINE DYNAMIC STICKY #SubBalGr5 = IF (#TwoSenPaidDown EQ 1) THEN COLL_BAL(5) ELSE
MAX(0, COLL_PREV_BAL(5) - BBAL("A5")- BBAL("A6") )

DEFINE DYNAMIC STICKY #SubBalGr = #SubBalGr1 + #SubBalGr2
!!DEFINE DYNAMIC STICKY #SubBalGr = #SubBalGr1 + #SubBalGr2  + #SubBalGr3 + #SubBalGr4 +
#SubBalGr5
!
DEFINE DYNAMIC STICKY #NetFundsCap1 = ( COLL_I_MISC("COUPON",1) ) / COLL_PREV_BAL(1) *
1200
!!DEFINE DYNAMIC STICKY #NetFundsCap1 = ( COLL_I_MISC("COUPON",1) -
OPTIMAL_INTPMT("INV_1#1")) / COLL_PREV_BAL(1) * 1200
DEFINE DYNAMIC STICKY #NetFundsCap2 = ( COLL_I_MISC("COUPON",2) ) / COLL_PREV_BAL(2) *
1200
!!DEFINE DYNAMIC STICKY #NetFundsCap2 = ( COLL_I_MISC("COUPON",2) -
OPTIMAL_INTPMT("INV_2#1")) / COLL_PREV_BAL(2) * 1200
!!DEFINE DYNAMIC STICKY #NetFundsCap3 = ( COLL_I_MISC("COUPON",3) -
OPTIMAL_INTPMT("INV_3#1")) / COLL_PREV_BAL(3) * 1200
!!DEFINE DYNAMIC STICKY #NetFundsCap4 = ( COLL_I_MISC("COUPON",4) -
OPTIMAL_INTPMT("INV_4#1")) / COLL_PREV_BAL(4) * 1200
!!DEFINE DYNAMIC STICKY #NetFundsCap5 = ( COLL_I_MISC("COUPON",5) -
OPTIMAL_INTPMT("INV_5#1")) / COLL_PREV_BAL(5) * 1200
!
```

```
DEFINE DYNAMIC STICKY #NetFundsCapSub =  (#NetFundsCap1 * #SubBalGr1 + #NetFundsCap2 *
#SubBalGr2  ) / #SubBalGr
!!DEFINE DYNAMIC STICKY #NetFundsCapSub =  (#NetFundsCap1 * #SubBalGr1 + #NetFundsCap2 *
#SubBalGr2 + #NetFundsCap3 * #SubBalGr3 + #NetFundsCap4 * #SubBalGr4 + #NetFundsCap5 *
#SubBalGr5 ) / #SubBalGr
!
DEFINE DYNAMIC STICKY #Cap1 = IF BBAL("1A1","1A2") > 0.01 THEN #NetFundsCap1 ELSE
#NetFundsCapSub
DEFINE DYNAMIC STICKY #Cap2 = IF BBAL("2A1","2A2") > 0.01 THEN #NetFundsCap2 ELSE
#NetFundsCapSub
!!DEFINE DYNAMIC STICKY #Cap3 = IF BBAL("A3") > 0.01 THEN #NetFundsCap3 ELSE
#NetFundsCapSub
!!DEFINE DYNAMIC STICKY #Cap4 = IF BBAL("A4") > 0.01 THEN #NetFundsCap4 ELSE
#NetFundsCapSub
!!DEFINE DYNAMIC STICKY #Cap5 = IF BBAL("A5","A6") > 0.01 THEN #NetFundsCap5 ELSE
#NetFundsCapSub
!!DEFINE DYNAMIC STICKY #Cap2 = IF BBAL("1A1","1A3","3A1","3A2") > 0.01 THEN #NetFundsCap2
ELSE #NetFundsCapSub
!!DEFINE DYNAMIC STICKY #Cap3 = IF BBAL("2A1",,"2A2","2A3","1A1","1A3") > 0.01 THEN
#NetFundsCap3 ELSE #NetFundsCapSub
!

 INITIAL INDEX    LIBOR_1MO       1.87
 INITIAL INDEX    LIBOR_6MO       2.21
!
DEFINE MACRO #TotalPaybackDue[1] = TOTAL_PAYBACK_DUE({#1})
!
!
Tranche "CAP_IN" PSEUDO HEDGE
  Block 0.01 at 0.00 FLOAT NOTIONAL WITH FORMULA BEGIN ( #CapBal ); END ( #CapBalEnd ); _
      DAYCOUNT ACTUAL360 BUSINESS_DAY NONE FREQ M _
      Delay 0  Dated 20041022  Next 20041125
   ((1 * MIN(6, LIBOR_1MO)) + (-2))
   0    999
!
Tranche "CAP_IN2" PSEUDO HEDGE
  Block 0.01 at 1.87 FLOAT NOTIONAL WITH FORMULA BEGIN ( #CapBal2 ); END ( #CapBal2End ); _
      DAYCOUNT ACTUAL360 BUSINESS_DAY NONE FREQ M _
      Delay 0  Dated 20041022  Next 20041125
   ((1 * MIN(9, LIBOR_1MO)) + (-1 * #CapRate2))
   0    999
!
Tranche "1A1" SEN_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"1A1"} LT 0.01);
  Block 418017000.00 at 2.07 GROUP 1  FREQ M FLOAT RESET M _
      COUPONCAP 30360 NONE ( #Cap1 ); _
      DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
      Delay 0  Dated 20041022  Next 20041125
   (1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 0.4 ELSE 0.2 ))
   0    999
!
Tranche "1A2" SEN_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"1A2"} LT 0.01);
  Block 83107000.00 at 2.37 GROUP 1  FREQ M FLOAT RESET M _
      COUPONCAP 30360 NONE ( #Cap2 ); _
      DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
      Delay 0  Dated 20041022  Next 20041125
   (1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 1. ELSE 0.5 ))
```

```
   0    999
!
Tranche "2A1" SEN_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"2A1"} LT 0.01);
  Block 366355000.00 at 2.11 GROUP 2  FREQ M FLOAT RESET M _
       COUPONCAP 30360 NONE ( #Cap2 ); _
       DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
       Delay 0  Dated 20041022  Next 20041125
   (1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 0.48 ELSE 0.24 ))
   0    999
!
Tranche "2A2" SEN_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"2A2"} LT 0.01);
  Block 68414000.00 at 2.37 GROUP 2  FREQ M FLOAT RESET M _
       COUPONCAP 30360 NONE ( #Cap2 ); _
       DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
       Delay 0  Dated 20041022  Next 20041125
   (1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 1. ELSE 0.5 ))
   0    999
!
Tranche "A3" MEZ_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"A3"} LT 0.01);
  Block 51350000.00 at 2.52  FREQ M FLOAT RESET M _
       COUPONCAP 30360 NONE ( #NetFundsCapSub ); _
       DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
       Delay 0  Dated 20041022  Next 20041125
   (1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 1.3 ELSE 0.65 ))
   0    999
!
Tranche "M1" MEZ_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"M1"} LT 0.01);
  Block 41411000.00 at 2.67  FREQ M FLOAT RESET M _
       COUPONCAP 30360 NONE ( #NetFundsCapSub ); _
       DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
       Delay 0  Dated 20041022  Next 20041125
   (1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 1.2 ELSE 0.8 ))
   0    999
!
Tranche "M2" MEZ_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"M2"} LT 0.01);
  Block 32025000.00 at 2.97  FREQ M FLOAT RESET M _
       COUPONCAP 30360 NONE ( #NetFundsCapSub ); _
       DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
       Delay 0  Dated 20041022  Next 20041125
   (1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 1.65 ELSE 1.1 ))
   0    999
!
Tranche "M3" MEZ_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"M3"} LT 0.01);
  Block 7178000.00 at 3.22  FREQ M FLOAT RESET M _
       COUPONCAP 30360 NONE ( #NetFundsCapSub ); _
       DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
       Delay 0  Dated 20041022  Next 20041125
   (1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 2.025 ELSE 1.35 ))
   0    999
!
Tranche "M4" MEZ_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"M4"} LT 0.01);
  Block 7730000.00 at 3.42  FREQ M FLOAT RESET M _
       COUPONCAP 30360 NONE ( #NetFundsCapSub ); _
       DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
       Delay 0  Dated 20041022  Next 20041125
   (1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 2.325 ELSE 1.55 ))
```

```
  0    999
!
Tranche "M5" MEZ_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"M5"} LT 0.01);
  Block 8282000.00 at 3.87  FREQ M FLOAT RESET M _
       COUPONCAP 30360 NONE ( #NetFundsCapSub ); _
       DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
       Delay 0  Dated 20041022  Next 20041125
   (1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 3. ELSE 2 ))
   0    999
!
Tranche "M6" MEZ_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"M6"} LT 0.01);
  Block 6626000.00 at 4.07  FREQ M FLOAT RESET M _
       COUPONCAP 30360 NONE ( #NetFundsCapSub ); _
       DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
       Delay 0  Dated 20041022  Next 20041125
   (1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 3.3 ELSE 2.2 ))
   0    999
!
Tranche "M7" MEZ_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"M7"} LT 0.01);
  Block 6074000.00 at 4.37  FREQ M FLOAT RESET M _
       COUPONCAP 30360 NONE ( #NetFundsCapSub ); _
       DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
       Delay 0  Dated 20041022  Next 20041125
   (1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 3.75 ELSE 2.5 ))
   0    999
!
Tranche "B1" MEZ_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"B1"} LT 0.01);
  Block 3313000.00 at 4.37  FREQ M FLOAT RESET M _
       COUPONCAP 30360 NONE ( #NetFundsCapSub ); _
       DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
       Delay 0  Dated 20041022  Next 20041125
   (1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 3.75 ELSE 2.5 ))
   0    999
!
Tranche "R" SEN_RES
  Block 1104297532.58 at 0 NOTIONAL WITH GROUP 0 SURPLUS _
      DAYCOUNT 30360 BUSINESS_DAY NONE _
      FREQ M   Delay 24  Dated 20041001  Next 20041125
!
Tranche "OC" SEN_OC_RES
  Block 4415532.58 at 0 _
      DAYCOUNT 30360 BUSINESS_DAY NONE _
      FREQ M   Delay 24  Dated 20041001  Next 20041125
!
 Tranche "#OC"           SYMVAR
 Tranche "#SpecOCTarg"    SYMVAR
!
!
DEFINE PSEUDO_TRANCHE COLLAT _
  Delay 24 Dated 20041001 Next 20041125 Settle 20041022
DEFINE PSEUDO_TRANCHE COLLAT GROUP 1 _
  Delay 24 Dated 20041001 Next 20041125 Settle 20041022
DEFINE PSEUDO_TRANCHE COLLAT GROUP 2 _
  Delay 24 Dated 20041001 Next 20041125 Settle 20041022
!
 DEFINE DYNAMIC STICKY #30360Adj_Mgmt_Fee = 30 / 360
```

```
EXPENSE "Mgmt_Fee"          = (0.00% * ( COLL_PREV_BAL ) * #30360Adj_Mgmt_Fee);
!
HEDGE "CAP" _
          TYPE  CAP _
          LEG  "FLT"   DEAL_RECEIVES  OPTIMAL_INTPMT  "CAP_IN" _
          BY   "Lehman Brothers Special Financing"
!
HEDGE "CAP2" _
          TYPE  CAP _
          LEG  "FLT"   DEAL_RECEIVES  OPTIMAL_INTPMT  "CAP_IN2" _
          BY   "Lehman Brothers Special Financing"
!

CLASS "RESID"    = "R#1" "OC#1"
CLASS "1A1"     NO_BUILD_TRANCHE _
          SHORTFALL_PAYBACK  COUPONCAP TRUE _
          SHORTFALL_EARN_INT COUPONCAP TRUE _
          = "1A1"
CLASS "1A2"     NO_BUILD_TRANCHE _
          SHORTFALL_PAYBACK  COUPONCAP TRUE _
          SHORTFALL_EARN_INT COUPONCAP TRUE _
          = "1A2"
CLASS "2A1"     NO_BUILD_TRANCHE _
          SHORTFALL_PAYBACK  COUPONCAP TRUE _
          SHORTFALL_EARN_INT COUPONCAP TRUE _
          = "2A1"
CLASS "2A2"     NO_BUILD_TRANCHE _
          SHORTFALL_PAYBACK  COUPONCAP TRUE _
          SHORTFALL_EARN_INT COUPONCAP TRUE _
          = "2A2"
CLASS "A3"     NO_BUILD_TRANCHE _
          SHORTFALL_PAYBACK  COUPONCAP TRUE _
          SHORTFALL_EARN_INT COUPONCAP TRUE _
          = "A3"
CLASS "M1"     NO_BUILD_TRANCHE _
          SHORTFALL_PAYBACK  COUPONCAP TRUE _
          SHORTFALL_EARN_INT COUPONCAP TRUE _
          = "M1"
CLASS "M2"     NO_BUILD_TRANCHE _
          SHORTFALL_PAYBACK  COUPONCAP TRUE _
          SHORTFALL_EARN_INT COUPONCAP TRUE _
          = "M2"
CLASS "M3"     NO_BUILD_TRANCHE _
          SHORTFALL_PAYBACK  COUPONCAP TRUE _
          SHORTFALL_EARN_INT COUPONCAP TRUE _
          = "M3"
CLASS "M4"     NO_BUILD_TRANCHE _
          SHORTFALL_PAYBACK  COUPONCAP TRUE _
          SHORTFALL_EARN_INT COUPONCAP TRUE _
          = "M4"
CLASS "M5"     NO_BUILD_TRANCHE _
          SHORTFALL_PAYBACK  COUPONCAP TRUE _
          SHORTFALL_EARN_INT COUPONCAP TRUE _
          = "M5"
CLASS "M6"     NO_BUILD_TRANCHE _
          SHORTFALL_PAYBACK  COUPONCAP TRUE _
```

```
            SHORTFALL_EARN_INT COUPONCAP TRUE _
            = "M6"
 CLASS "M7"      NO_BUILD_TRANCHE _
            SHORTFALL_PAYBACK  COUPONCAP TRUE _
            SHORTFALL_EARN_INT COUPONCAP TRUE _
            = "M7"
 CLASS "B1"      NO_BUILD_TRANCHE _
            SHORTFALL_PAYBACK  COUPONCAP TRUE _
            SHORTFALL_EARN_INT COUPONCAP TRUE _
            = "B1"
 CLASS "SNR_1"    ALLOCATION _
            = "1A1" "1A2"
 CLASS "SNR_2"    ALLOCATION _
            = "2A1" "2A2"
 CLASS "SNR"     DISTRIB_CLASS PRORATA  WRITEDOWN_BAL PRORATA ALLOCATION _
            = "SNR_1" "SNR_2"
!
!
 CLASS "ROOT" _
          WRITEDOWN_BAL RULES _
          DISTRIB_CLASS RULES _
          SHORTFALL_PAYBACK PRINCIPAL_LOSS TRUE _
          SHORTFALL_EARN_INT INTEREST TRUE _
           = "SNR" "A3" "M1" "M2" "M3" "M4" "M5" "M6" "M7" "B1"  "RESID"
!
 DEFINE PSEUDO_TRANCHE CLASS "SNR"       Delay 24  Dated 20041001  Next 20041125
DAYCOUNT 30360 BUSINESS_DAY NONE
!
 DEFINE PSEUDO_TRANCHE CLASS "SNR_1"      Delay 0  Dated 20041025  Next 20041125
DAYCOUNT ACTUAL360 BUSINESS_DAY NONE
!
 DEFINE PSEUDO_TRANCHE CLASS "SNR_2"      Delay 0  Dated 20041025  Next 20041125
DAYCOUNT ACTUAL360 BUSINESS_DAY NONE
!
!
 CROSSOVER When 0
!
TRIGGER "StepUp-DlqEnh" _
     FULL_NAME  "Step Up Enhancement Delinquency Trigger" _
     ORIG_TESTVAL  0.000% _
     TESTVAL      ( #TrigEnhFrac); _
     ORIG_TARGETVAL  8.38745810674806% _
     TARGETVAL     (#ReqPerc); _
     TRIGVAL       LODIFF
!
TRIGGER "STEPUP_TRIGGER" _
     FULL_NAME  "Step Up Trigger" _
     DEFINITION "A Step Up Trigger exists, if_
;(1) the aggregate principal balance of all delinquent loans * 1_
 as a percentage of the respective collateral balance exceeds :_
 0.49 * the Senior Enhancement Percentage."_
     IMPACT    "If a Step Up Trigger is in effect the OC target will change to_
 the last value before the trigger occurred if a stepdown has_
 occurred.  It has no effect if a stepdown has not occurred." _
     EFFECTIVE_WHEN (If #StepDown Then TRIG_EFFECTIVE_YES Else
TRIG_EFFECTIVE_ALWAYSPASS); _
```

```
     TRIGVAL FORMULA (TRIGGER("StepUp-DlqEnh","TRIGVAL"));
!
 OPTIONAL REDEMPTION:   "Cleanup" _
                 COLL_FRAC 10% _
                 PRICE_P ( COLL_BAL ); _
                 PRICE_I ( COLL_BAL * COLL_NETRATE / 1200 * 24 / 30 ); _
                 DISTR_I ACCRUE _
                 DISTR_P RULES "OPTR_DEAL"
!
 OPTIONAL REDEMPTION "DealTermination" _
   MANDATORY _
   PRICE_P ( COLL_BAL ); _
   WHEN_EXPR ( DBAL LT .01 );
!
!
 INTEREST_SHORTFALL GROUP 1 FULL_PREPAY    Compensate Pro_rata _
                   PARTIAL_PREPAY Compensate Pro_rata _
                   LOSS        NO_Compensate SUBORDINATED ACCUM
!
 INTEREST_SHORTFALL GROUP 2 FULL_PREPAY    Compensate Pro_rata _
                   PARTIAL_PREPAY Compensate Pro_rata _
                   LOSS        NO_Compensate SUBORDINATED ACCUM
!
DEFINE MACRO BLOCK #SNR_Int =
{
------------------------------------
     from :  CLASS ( "SNR" )
      pay :  CLASS INTEREST PRO_RATA  ( "SNR_1"; "SNR_2" )
------------------------------------
------------------------------------
     from :  CLASS ( "SNR_1" )
      pay :  CLASS INTEREST PRO_RATA  ( "1A1"; "1A2" )
------------------------------------
------------------------------------
     from :  CLASS ( "SNR_2" )
      pay :  CLASS INTEREST PRO_RATA  ( "2A1"; "2A2" )
------------------------------------
}
 DEFINE MACRO BLOCK #SNR_InS =
{
------------------------------------
     from :  CLASS ( "SNR" )
      pay :  CLASS INTSHORT PRO_RATA  ( "SNR_1"; "SNR_2" )
------------------------------------
------------------------------------
     from :  CLASS ( "SNR_1" )
      pay :  CLASS INTSHORT PRO_RATA  ( "1A1"; "1A2" )
------------------------------------
------------------------------------
     from :  CLASS ( "SNR_2" )
      pay :  CLASS INTSHORT PRO_RATA  ( "2A1"; "2A2" )
------------------------------------
}
 DEFINE MACRO BLOCK #SNR_Prn[1] =
{
------------------------------------
```

```
   when :  IS_TRUE( {#1} )
  calculate :  #SeniorPrinc        = #PrincPmt / #DistribAmt * #ClassSNRPDA
  calculate :  #SeniorXtraP        = #ClassSNRPDA - #SeniorPrinc
!
!!  calculate :  #SeniorPD1A1         = MIN( BBAL("SNR_1"), (#SeniorPrinc * #PrincFrac1) +
(#SeniorXtraP * #XtraPFrac1))
 !!  calculate :  #SeniorPD1A2         = MIN( BBAL("SNR_2"), (#SeniorPrinc * #PrincFrac2) +
(#SeniorXtraP * #XtraPFrac2))
   calculate :  #SeniorPDA1        = MAX( 0, MIN( #ClassSNR_1PDA, #SenDistribAmt1 ) ) + _
                         MIN( #ClassSNR_1PDADefic, #ClassSNR_1PDADefic/#TotalSenPDADefic *
#TotalExcessDistrib)
   calculate :  #SeniorPDA2        = MAX( 0, MIN( #ClassSNR_2PDA, #SenDistribAmt2 ) ) + _
                         MIN( #ClassSNR_2PDADefic, #ClassSNR_2PDADefic/#TotalSenPDADefic *
#TotalExcessDistrib)

-----------------------------------
     from :  SUBACCOUNT ( #SeniorPDA1, CLASS "SNR" )
      pay :  CLASS BALANCE SEQUENTIAL ( "SNR_1" )
-----------------------------------
     from :  SUBACCOUNT ( #SeniorPDA2, CLASS "SNR" )
      pay :  CLASS BALANCE SEQUENTIAL ( "SNR_2" )
-----------------------------------
     from :  CLASS ( "SNR" )
      pay :  CLASS BALANCE PRO_RATA ( "SNR_1"; "SNR_2" )
-----------------------------------
!
  calculate :  #P_SNR_1 = BBAL("1A1","1A2") - BBAL("SNR_1")
-----------------------------------
     from :  CLASS ( "SNR_1" )
      pay :  CLASS INTEREST SEQUENTIAL ( "1A1" )
      pay :  CLASS INTSHORT SEQUENTIAL ( "1A1" )
-----------------------------------
     from :  CLASS ( "SNR_1" )
     from :  SUBACCOUNT ( #P_SNR_1 )
      pay :  CLASS BALANCE  SEQUENTIAL ( "1A1" )
-----------------------------------
     from :  CLASS ( "SNR_1" )
      pay :  CLASS INTEREST SEQUENTIAL ( "1A2" )
      pay :  CLASS INTSHORT SEQUENTIAL ( "1A2" )
-----------------------------------
     from :  CLASS ( "SNR_1" )
     from :  SUBACCOUNT ( #P_SNR_1 )
      pay :  CLASS BALANCE  SEQUENTIAL ( "1A2" )
-----------------------------------
!
  calculate :  #P_SNR_2 = BBAL("2A1","2A2") - BBAL("SNR_2")
-----------------------------------
     from :  CLASS ( "SNR_2" )
      pay :  CLASS INTEREST SEQUENTIAL ( "2A1" )
      pay :  CLASS INTSHORT SEQUENTIAL ( "2A1" )
-----------------------------------
     from :  CLASS ( "SNR_2" )
     from :  SUBACCOUNT ( #P_SNR_2 )
      pay :  CLASS BALANCE  SEQUENTIAL ( "2A1" )
-----------------------------------
     from :  CLASS ( "SNR_2" )
```

```
     pay :  CLASS INTEREST SEQUENTIAL ( "2A2" )
     pay :  CLASS INTSHORT SEQUENTIAL ( "2A2" )
-----------------------------------
    from :  CLASS ( "SNR_2" )
    from :  SUBACCOUNT ( #P_SNR_2 )
     pay :  CLASS BALANCE  SEQUENTIAL ( "2A2" )
-----------------------------------
!
-----------------------------------
    from :  CLASS ( "1A1" )
     pay :  SEQUENTIAL ( "1A1#1" )
-----------------------------------
    from :  CLASS ( "1A2" )
     pay :  SEQUENTIAL ( "1A2#1" )
-----------------------------------
    from :  CLASS ( "2A1" )
     pay :  SEQUENTIAL ( "2A1#1" )
-----------------------------------
    from :  CLASS ( "2A2" )
     pay :  SEQUENTIAL ( "2A2#1" )
-----------------------------------
}
 DEFINE MACRO BLOCK #A3_Prn =
{
-----------------------------------
    from :  CLASS ( "A3" )
     pay :  SEQUENTIAL ( "A3#1" )
-----------------------------------
}
 DEFINE MACRO BLOCK #M1_Prn =
{
-----------------------------------
    from :  CLASS ( "M1" )
     pay :  SEQUENTIAL ( "M1#1" )
-----------------------------------
}
 DEFINE MACRO BLOCK #M2_Prn =
{
-----------------------------------
    from :  CLASS ( "M2" )
     pay :  SEQUENTIAL ( "M2#1" )
-----------------------------------
}
 DEFINE MACRO BLOCK #M3_Prn =
{
-----------------------------------
    from :  CLASS ( "M3" )
     pay :  SEQUENTIAL ( "M3#1" )
-----------------------------------
}
 DEFINE MACRO BLOCK #M4_Prn =
{
-----------------------------------
    from :  CLASS ( "M4" )
     pay :  SEQUENTIAL ( "M4#1" )
-----------------------------------
```

```
}
DEFINE MACRO BLOCK #M5_Prn =
{
------------------------------------
     from :  CLASS ( "M5" )
      pay :  SEQUENTIAL ( "M5#1" )
------------------------------------
}
DEFINE MACRO BLOCK #M6_Prn =
{
------------------------------------
     from :  CLASS ( "M6" )
      pay :  SEQUENTIAL ( "M6#1" )
------------------------------------
}
DEFINE MACRO BLOCK #M7_Prn =
{
------------------------------------
     from :  CLASS ( "M7" )
      pay :  SEQUENTIAL ( "M7#1" )
------------------------------------
}
DEFINE MACRO BLOCK #B1_Prn =
{
------------------------------------
     from :  CLASS ( "B1" )
      pay :  SEQUENTIAL ( "B1#1" )
------------------------------------
}
!
!
CMO Block Payment Rules
------------------------------------
  calculate : #HedgePaySave = 0.00
------------------------------------
  calculate :  #PrincFrac1        = COLL_P(1) / COLL_P
  calculate :  #PrincFrac2        = COLL_P(2) / COLL_P
!
  calculate :  #XtraPFrac1        = COLL_P(1) / COLL_P
  calculate :  #XtraPFrac2        = COLL_P(2) / COLL_P
!
  calculate :  #Princ             = COLL_P
!
  calculate :  #Interest          = COLL_I
  calculate :  #Interest1         = COLL_I(1)
  calculate :  #Interest2         = COLL_I(2)
!
  calculate :  #PrevSpecOC        = #SpecOCTarg
!
  calculate :  #CurrentOC         = MAX( 0, COLL_BAL - (BBAL("1A1#1", "1A2#1", "2A1#1", "2A2#1",
"A3#1", "M1#1", "M2#1", "M3#1", "M4#1", "M5#1", "M6#1", "M7#1","B1#1") - #Princ))
!
  calculate :  #XSSpread          = MAX( 0, #Interest - OPTIMAL_INTPMT("ROOT") -
INTSHORT_ACCUM("SNR") + COUPONCAP_SHORTFALL("ROOT") - EXPENSE("Mgmt_Fee") )
!
  calculate :  #FloorOCTotal      = #FloorOCTarg
```

```
!
  calculate :  #StepOCTarg         = DBAL * #StepOCFrac
!
  calculate :  #StepDownDatePass    = CURMONTH GE #StepDownDate
!
!!!********** BEGINNING OF SENIOR ENHANCEMENT PCT CALCULATION **********
!!! ASSUME STEPDOWN IN ORDER TO CALCULATE SENIOR ENHANCMENT PCT
  calculate :  #SpecOCTarg         = MAX( MIN( #InitOCTarg, #StepOCTarg ) , #FloorOCTotal )
!
  calculate :  #SpecOCTarg         = MIN( #SpecOCTarg, COLL_BAL )
!
  calculate :  #SpecOCTarg         = #Octval
!
  calculate :  #OCDeficiency       = MAX(0, #SpecOCTarg - #CurrentOC)
!
  calculate :  #OCSurplus          = MINMAX(0, #CurrentOC - #SpecOCTarg, COLL_P)
!
  calculate :  #PrincPmt           = MAX(0, COLL_P - #OCSurplus)
!
  calculate :  #XSIntRem           = MAX( 0, #Interest - OPTIMAL_INTPMT("ROOT") -
INTSHORT_ACCUM("SNR") + #OCSurplus + COUPONCAP_SHORTFALL("ROOT") -
EXPENSE("Mgmt_Fee"))
!
  calculate :  #SubDefic           = MAX ( 0, ( BBAL("ROOT") - BBAL( "OC#1" ) - #Princ ) - COLL_BAL )
!
  calculate :  #AddPrinc           = MIN( #XSIntRem, #SubDefic )
  calculate :  #XSIntRem           = MAX( 0, #XSIntRem - #AddPrinc )
!
  calculate :  #XtraPDA            = MIN( #OCDeficiency, #XSIntRem )
  calculate :  #XSIntRem           = MAX( 0, #XSIntRem - #XtraPDA )
!
!
  calculate :  #DistribAmt         = #PrincPmt + #AddPrinc + #XtraPDA
!
  calculate :  #ClassSNRPDA        = BBAL("1A1", "1A2", "2A1", "2A2") _
                     - MIN(COLL_BAL - #FloorOCTotal, #SNRTargPct * COLL_BAL)
  calculate :  #ClassSNRPDA        = MAX( 0.0, MIN(BBAL("1A1", "1A2", "2A1", "2A2"), #ClassSNRPDA
))
  calculate :  #ClassSNRPDA        = MAX( 0, MIN( #ClassSNRPDA, #DistribAmt ) )
!
!
!!!********** END OF SENIOR ENHANCEMENT PCT CALCULATION **********
!
  calculate :  #SenEnhancePct      = (COLL_BAL - (BBAL("SNR") - #ClassSNRPDA )) / COLL_BAL
!
  calculate :  #StepDownBal        = (#SenEnhancePct - #SpecSenEnhPct) + 1E-8 GE 0.00
!
!!!  calculate :  #StepDown        = #StepDown OR ( #StepDownDatePass AND #StepDownBal )
  calculate :  #StepDown           = #StepDown OR ( BBAL("SNR") LT 0.01 ) OR ( #StepDownDatePass
AND #StepDownBal )
!
  calculate :  #ReqPerc            = 0.49 *(COLL_BAL - (BBAL("SNR") - #ClassSNRPDA )) / COLL_BAL
!
  calculate :  #TrigEnhFrac        = 1 * AVG_COLL("RATE",-1,2,1)
!
  calculate :  #TrigEvent          = TRIGGER("STEPUP_TRIGGER")
```

```
!
  calculate : #TrigOCTargPost     = #PrevSpecOC
!
  calculate : #SpecOCTarg        = IF #StepDown _
                    THEN IF #TrigEvent _
                       THEN MAX( MIN( #InitOCTarg, #StepOCTarg ) , #TrigOCTargPost,
#FloorOCTotal ) _
                       ELSE MAX( MIN( #InitOCTarg, #StepOCTarg ) , #FloorOCTotal )  _
                    ELSE MAX ( #InitOCTarg, #FloorOCTotal )
!
  calculate : #SpecOCTarg        = MIN( #SpecOCTarg, COLL_BAL )
!
  calculate : #SpecOCTarg        = #Octval
!
  calculate : #OCDeficiency      = MAX(0, #SpecOCTarg - #CurrentOC)
!
  calculate : #OCSurplus         = MINMAX(0, #CurrentOC - #SpecOCTarg, COLL_P)
!
  calculate : #PrincPmt          = MAX(0, COLL_P - #OCSurplus)
!
!
  calculate : #XSIntRem          = MAX( 0, #Interest - OPTIMAL_INTPMT("ROOT") -
INTSHORT_ACCUM("SNR") + #OCSurplus + COUPONCAP_SHORTFALL("ROOT") -
EXPENSE("Mgmt_Fee"))
!
  calculate : #SubDefic          = MAX ( 0, ( BBAL("ROOT") - BBAL( "OC#1" ) - #Princ ) - COLL_BAL )
!
  calculate : #AddPrinc          = MIN( #XSIntRem, #SubDefic )
  calculate : #XSIntRem          = MAX( 0, #XSIntRem - #AddPrinc )
!
  calculate : #XtraPDA           = MIN( #OCDeficiency, #XSIntRem )
  calculate : #XSIntRem          = MAX( 0, #XSIntRem - #XtraPDA )
!
!
  calculate : #DistribAmt        = #PrincPmt + #AddPrinc + #XtraPDA
  calculate : #SenDistribAmt1    = #PrincPmt * #PrincFrac1 + (#DistribAmt - #PrincPmt) * #XtraPFrac1
  calculate : #SenDistribAmt2    = #PrincPmt * #PrincFrac2 + (#DistribAmt - #PrincPmt) * #XtraPFrac2
!
  calculate : #FloorOCTotal1     = #OrigCollBal1/#OrigCollBal * #FloorOCTotal
  calculate : #FloorOCTotal2     = #OrigCollBal2/#OrigCollBal * #FloorOCTotal
!
  calculate : #ClassSNR_1PDA        = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                    THEN #SenDistribAmt1 _
                    ELSE BBAL("1A1","1A2") _
                    - MIN(COLL_BAL(1) - #FloorOCTotal1, #SNRTargPct * COLL_BAL(1))
  calculate : #ClassSNR_1PDA        = MAX( 0.0, MIN(BBAL("1A2","1A1"), #ClassSNR_1PDA ))
  calculate : #ClassSNR_2PDA     = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                    THEN #SenDistribAmt2 _
                    ELSE BBAL( "2A1", "2A2") _
                    - MIN(COLL_BAL(2) - #FloorOCTotal2, #SNRTargPct * COLL_BAL(2))
  calculate : #ClassSNR_2PDA     = MAX( 0.0, MIN(BBAL( "2A1", "2A2"), #ClassSNR_2PDA ))
!
  calculate : #ClassSNR_1PDADefic    = MAX( 0.0, #ClassSNR_1PDA  - #SenDistribAmt1 )
  calculate : #ClassSNR_2PDADefic  = MAX( 0.0, #ClassSNR_2PDA - #SenDistribAmt2 )
  calculate : #TotalSenPDADefic    = #ClassSNR_1PDADefic + #ClassSNR_2PDADefic
!
```

```
  calculate : #ExcessDistrib1      = MAX( 0.0, #SenDistribAmt1 - #ClassSNR_1PDA )
  calculate : #ExcessDistrib2      = MAX( 0.0, #SenDistribAmt2 - #ClassSNR_2PDA )
  calculate : #TotalExcessDistrib  = #ExcessDistrib1 + #ExcessDistrib2
!
  calculate : #ExcessBalance1      = BBAL("SNR_1") - MIN( #SenDistribAmt1, #ClassSNR_1PDA )
  calculate : #ExcessBalance2      = BBAL("SNR_2") - MIN( #SenDistribAmt2, #ClassSNR_2PDA )
  calculate : #ExcessBalance       = #ExcessBalance1 + #ExcessBalance2
!
  calculate : #ExcessDistrib       = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                      THEN MIN( #ExcessBalance, #ExcessDistrib1 + #ExcessDistrib2 ) _
                      ELSE 0
!
  calculate : #ClassSNRPDA         = #ClassSNR_1PDA + #ClassSNR_2PDA + #ExcessDistrib
  calculate : #ClassSNRPDA         = MIN( #ClassSNRPDA, #DistribAmt )
!
!!  calculate : #ClassSNRPDA       = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
!!                      THEN #DistribAmt _
!!                      ELSE BBAL("1A1", "1A2", "2A1", "2A2") _
!!                      - MIN(COLL_BAL - #FloorOCTotal, #SNRTargPct * COLL_BAL)
!!  calculate : #ClassSNRPDA       = MAX( 0.0, MIN(BBAL("1A1", "1A2", "2A1", "2A2"), #ClassSNRPDA
))
!!  calculate : #ClassSNRPDA       = MAX( 0, MIN( #ClassSNRPDA, #DistribAmt ) )
!
!
  calculate : #ClassA3PDA          = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                      THEN #DistribAmt - #ClassSNRPDA _
                      ELSE BBAL("1A1", "1A2", "2A1", "2A2", "A3") - #ClassSNRPDA _
                      - MIN(COLL_BAL - #FloorOCTotal, #A3TargPct * COLL_BAL)
  calculate : #ClassA3PDA          = MAX( 0.0, MIN(BBAL("A3"), #ClassA3PDA ))
  calculate : #ClassA3PDA          = MAX( 0, MIN( #ClassA3PDA, #DistribAmt - #ClassSNRPDA ) )
!
!
  calculate : #ClassM1PDA          = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                      THEN #DistribAmt - #ClassSNRPDA - #ClassA3PDA _
                      ELSE BBAL("1A1", "1A2", "2A1", "2A2", "A3", "M1") - #ClassSNRPDA -
#ClassA3PDA _
                      - MIN(COLL_BAL - #FloorOCTotal, #M1TargPct * COLL_BAL)
  calculate : #ClassM1PDA          = MAX( 0.0, MIN(BBAL("M1"), #ClassM1PDA ))
  calculate : #ClassM1PDA          = MAX( 0, MIN( #ClassM1PDA, #DistribAmt - #ClassSNRPDA -
#ClassA3PDA ) )
!
!
  calculate : #ClassM2PDA          = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                      THEN #DistribAmt - #ClassSNRPDA - #ClassA3PDA - #ClassM1PDA _
                      ELSE BBAL("1A1", "1A2", "2A1", "2A2", "A3", "M1", "M2") - #ClassSNRPDA -
#ClassA3PDA - #ClassM1PDA _
                      - MIN(COLL_BAL - #FloorOCTotal, #M2TargPct * COLL_BAL)
  calculate : #ClassM2PDA          = MAX( 0.0, MIN(BBAL("M2"), #ClassM2PDA ))
  calculate : #ClassM2PDA          = MAX( 0, MIN( #ClassM2PDA, #DistribAmt - #ClassSNRPDA -
#ClassA3PDA - #ClassM1PDA ) )
!
!
  calculate : #ClassM3PDA          = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                      THEN #DistribAmt - #ClassSNRPDA - #ClassA3PDA - #ClassM1PDA -
#ClassM2PDA _
```

```
                        ELSE BBAL("1A1", "1A2", "2A1", "2A2", "A3", "M1", "M2", "M3") -
#ClassSNRPDA - #ClassA3PDA - #ClassM1PDA - #ClassM2PDA _
                        - MIN(COLL_BAL - #FloorOCTotal, #M3TargPct * COLL_BAL)
  calculate :  #ClassM3PDA          = MAX( 0.0, MIN(BBAL("M3"), #ClassM3PDA ))
  calculate :  #ClassM3PDA          = MAX( 0, MIN( #ClassM3PDA, #DistribAmt - #ClassSNRPDA -
#ClassA3PDA - #ClassM1PDA - #ClassM2PDA ) )
!
!
  calculate :  #ClassM4PDA          = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                        THEN #DistribAmt - #ClassSNRPDA - #ClassA3PDA - #ClassM1PDA -
#ClassM2PDA - #ClassM3PDA _
                        ELSE BBAL("1A1", "1A2", "2A1", "2A2", "A3", "M1", "M2", "M3", "M4") -
#ClassSNRPDA - #ClassA3PDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA _
                        - MIN(COLL_BAL - #FloorOCTotal, #M4TargPct * COLL_BAL)
  calculate :  #ClassM4PDA          = MAX( 0.0, MIN(BBAL("M4"), #ClassM4PDA ))
  calculate :  #ClassM4PDA          = MAX( 0, MIN( #ClassM4PDA, #DistribAmt - #ClassSNRPDA -
#ClassA3PDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA ) )
!
!
  calculate :  #ClassM5PDA          = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                        THEN #DistribAmt - #ClassSNRPDA - #ClassA3PDA - #ClassM1PDA -
#ClassM2PDA - #ClassM3PDA - #ClassM4PDA _
                        ELSE BBAL("1A1", "1A2", "2A1", "2A2", "A3", "M1", "M2", "M3", "M4", "M5") -
#ClassSNRPDA - #ClassA3PDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA _
                        - MIN(COLL_BAL - #FloorOCTotal, #M5TargPct * COLL_BAL)
  calculate :  #ClassM5PDA          = MAX( 0.0, MIN(BBAL("M5"), #ClassM5PDA ))
  calculate :  #ClassM5PDA          = MAX( 0, MIN( #ClassM5PDA, #DistribAmt - #ClassSNRPDA -
#ClassA3PDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA ) )
!
!
  calculate :  #ClassM6PDA          = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                        THEN #DistribAmt - #ClassSNRPDA - #ClassA3PDA - #ClassM1PDA -
#ClassM2PDA - #ClassM3PDA - #ClassM4PDA - #ClassM5PDA _
                        ELSE BBAL("1A1", "1A2", "2A1", "2A2", "A3", "M1", "M2", "M3", "M4", "M5",
"M6") - #ClassSNRPDA - #ClassA3PDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA -
#ClassM4PDA - #ClassM5PDA _
                        - MIN(COLL_BAL - #FloorOCTotal, #M6TargPct * COLL_BAL)
  calculate :  #ClassM6PDA          = MAX( 0.0, MIN(BBAL("M6"), #ClassM6PDA ))
  calculate :  #ClassM6PDA          = MAX( 0, MIN( #ClassM6PDA, #DistribAmt - #ClassSNRPDA -
#ClassA3PDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA - #ClassM5PDA ) )
!
!
  calculate :  #ClassM7PDA          = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                        THEN #DistribAmt - #ClassSNRPDA - #ClassA3PDA - #ClassM1PDA -
#ClassM2PDA - #ClassM3PDA - #ClassM4PDA - #ClassM5PDA - #ClassM6PDA _
                        ELSE BBAL("1A1", "1A2", "2A1", "2A2", "A3", "M1", "M2", "M3", "M4", "M5",
"M6", "M7") - #ClassSNRPDA - #ClassA3PDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA -
#ClassM4PDA - #ClassM5PDA - #ClassM6PDA _
                        - MIN(COLL_BAL - #FloorOCTotal, #M7TargPct * COLL_BAL)
  calculate :  #ClassM7PDA          = MAX( 0.0, MIN(BBAL("M7"), #ClassM7PDA ))
  calculate :  #ClassM7PDA          = MAX( 0, MIN( #ClassM7PDA, #DistribAmt - #ClassSNRPDA -
#ClassA3PDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA - #ClassM5PDA -
#ClassM6PDA ) )
!
!
  calculate :  #ClassB1PDA          = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
```

```
                        THEN #DistribAmt - #ClassSNRPDA - #ClassA3PDA - #ClassM1PDA -
#ClassM2PDA - #ClassM3PDA - #ClassM4PDA - #ClassM5PDA - #ClassM6PDA - #ClassM7PDA_
                        ELSE BBAL("1A1", "1A2", "2A1", "2A2", "A3", "M1", "M2", "M3", "M4", "M5",
"M6","M7", "B1") - #ClassSNRPDA - #ClassA3PDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA -
#ClassM4PDA - #ClassM5PDA - #ClassM6PDA - #ClassM7PDA_
                        - MIN(COLL_BAL - #FloorOCTotal, #B1TargPct * COLL_BAL)
  calculate : #ClassB1PDA        = MAX( 0.0, MIN(BBAL("B1"), #ClassB1PDA ))
  calculate : #ClassB1PDA        = MAX( 0, MIN( #ClassB1PDA, #DistribAmt - #ClassSNRPDA -
#ClassA3PDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA - #ClassM5PDA -
#ClassM6PDA- #ClassM7PDA ) )
!
!
!!  calculate : #PrincFrac1       = COLL_P(1) / COLL_P
!!  calculate : #PrincFrac2       = COLL_P(2) / COLL_P
!
!!  calculate : #XtraPFrac1       = COLL_P(1) / COLL_P
!!  calculate : #XtraPFrac2       = COLL_P(2) / COLL_P
!
 calculate : "SNR" _
 NO_CHECK CUSTOM  AMOUNT      = #ClassSNRPDA
!
 calculate : "A3" _
 NO_CHECK CUSTOM  AMOUNT      = #ClassA3PDA
!
 calculate : "M1" _
 NO_CHECK CUSTOM  AMOUNT      = #ClassM1PDA
!
 calculate : "M2" _
 NO_CHECK CUSTOM  AMOUNT      = #ClassM2PDA
!
 calculate : "M3" _
 NO_CHECK CUSTOM  AMOUNT      = #ClassM3PDA
!
 calculate : "M4" _
 NO_CHECK CUSTOM  AMOUNT      = #ClassM4PDA
!
 calculate : "M5" _
 NO_CHECK CUSTOM  AMOUNT      = #ClassM5PDA
!
 calculate : "M6" _
 NO_CHECK CUSTOM  AMOUNT      = #ClassM6PDA
!
 calculate : "M7" _
 NO_CHECK CUSTOM  AMOUNT      = #ClassM7PDA
!
 calculate : "B1" _
 NO_CHECK CUSTOM  AMOUNT      = #ClassB1PDA
!
 calculate : "RESID" _
 NO_CHECK CUSTOM  AMOUNT      = MAX(0, #Princ - OPTIMAL_PRINCPMT("SNR", "A3", "M1",
"M2", "M3", "M4", "M5", "M6","M7", "B1"))
!
-----------------------------------
!
----------------------------------- Pay Interest to SNR  From Cash Account
     from : CLASS ( "ROOT" )
```

```
    pay :  CLASS INTEREST  SEQUENTIAL  ( "SNR" )
-----------------------------------
 {#SNR_Int}
-----------------------------------
!
----------------------------------- Pay Interest to A3  From Cash Account
   from :  CLASS ( "ROOT" )
    pay :  CLASS INTEREST  SEQUENTIAL  ( "A3" )
-----------------------------------
!
----------------------------------- Pay Interest to M1  From Cash Account
   from :  CLASS ( "ROOT" )
    pay :  CLASS INTEREST  SEQUENTIAL  ( "M1" )
-----------------------------------
!
----------------------------------- Pay Interest to M2  From Cash Account
   from :  CLASS ( "ROOT" )
    pay :  CLASS INTEREST  SEQUENTIAL  ( "M2" )
-----------------------------------
!
----------------------------------- Pay Interest to M3  From Cash Account
   from :  CLASS ( "ROOT" )
    pay :  CLASS INTEREST  SEQUENTIAL  ( "M3" )
-----------------------------------
!
----------------------------------- Pay Interest to M4  From Cash Account
   from :  CLASS ( "ROOT" )
    pay :  CLASS INTEREST  SEQUENTIAL  ( "M4" )
-----------------------------------
!
----------------------------------- Pay Interest to M5  From Cash Account
   from :  CLASS ( "ROOT" )
    pay :  CLASS INTEREST  SEQUENTIAL  ( "M5" )
-----------------------------------
!
----------------------------------- Pay Interest to M6  From Cash Account
   from :  CLASS ( "ROOT" )
    pay :  CLASS INTEREST  SEQUENTIAL  ( "M6" )
-----------------------------------
!
----------------------------------- Pay Interest to M7  From Cash Account
   from :  CLASS ( "ROOT" )
    pay :  CLASS INTEREST  SEQUENTIAL  ( "M7" )
-----------------------------------
!
----------------------------------- Pay Interest to B1  From Cash Account
   from :  CLASS ( "ROOT" )
    pay :  CLASS INTEREST  SEQUENTIAL  ( "B1" )
-----------------------------------
!
----------------------------------- Pay Interest Shortfall to SNR  From Cash Account
   from :  CLASS ( "ROOT" )
    pay :  CLASS INTSHORT  SEQUENTIAL  ( "SNR" )
-----------------------------------
 {#SNR_InS}
-----------------------------------
```

```
!
----------------------------------- Pay Interest Shortfall to A3  From Cash Account
     from :  CLASS ( "ROOT" )
      pay :  CLASS INTSHORT  SEQUENTIAL  ( "A3" )
-----------------------------------
!
----------------------------------- Pay Interest Shortfall to M1  From Cash Account
     from :  CLASS ( "ROOT" )
      pay :  CLASS INTSHORT  SEQUENTIAL  ( "M1" )
-----------------------------------
!
----------------------------------- Pay Interest Shortfall to M2  From Cash Account
     from :  CLASS ( "ROOT" )
      pay :  CLASS INTSHORT  SEQUENTIAL  ( "M2" )
-----------------------------------
!
----------------------------------- Pay Interest Shortfall to M3  From Cash Account
     from :  CLASS ( "ROOT" )
      pay :  CLASS INTSHORT  SEQUENTIAL  ( "M3" )
-----------------------------------
!
----------------------------------- Pay Interest Shortfall to M4  From Cash Account
     from :  CLASS ( "ROOT" )
      pay :  CLASS INTSHORT  SEQUENTIAL  ( "M4" )
-----------------------------------
!
----------------------------------- Pay Interest Shortfall to M5  From Cash Account
     from :  CLASS ( "ROOT" )
      pay :  CLASS INTSHORT  SEQUENTIAL  ( "M5" )
-----------------------------------
!
----------------------------------- Pay Interest Shortfall to M6  From Cash Account
     from :  CLASS ( "ROOT" )
      pay :  CLASS INTSHORT  SEQUENTIAL  ( "M6" )
-----------------------------------
!
----------------------------------- Pay Interest Shortfall to M7  From Cash Account
     from :  CLASS ( "ROOT" )
      pay :  CLASS INTSHORT  SEQUENTIAL  ( "M7" )
-----------------------------------
!
----------------------------------- Pay Interest Shortfall to B1  From Cash Account
     from :  CLASS ( "ROOT" )
      pay :  CLASS INTSHORT  SEQUENTIAL  ( "B1" )
-----------------------------------
!
----------------------------------- Pay Expense Mgmt Fee  From Cash Account
     from :  CLASS ( "ROOT" )
      pay :  EXPENSE ( "Mgmt_Fee" )
-----------------------------------
!
----------------------------------- Pay Principal to SNR  From Cash Account
     from :  CLASS ( "ROOT" )
      pay :  CLASS PRINCIPAL SEQUENTIAL  ( "SNR" )
-----------------------------------
 {#SNR_Prn}{1}
```

```
------------------------------------
!
------------------------------------ Pay Principal to A3  From Cash Account
      from :  CLASS ( "ROOT" )
       pay :  CLASS PRINCIPAL SEQUENTIAL  ( "A3" )
------------------------------------
 {#A3_Prn}
------------------------------------
!
------------------------------------ Pay Principal to M1  From Cash Account
      from :  CLASS ( "ROOT" )
       pay :  CLASS PRINCIPAL SEQUENTIAL  ( "M1" )
------------------------------------
 {#M1_Prn}
------------------------------------
!
------------------------------------ Pay Principal to M2  From Cash Account
      from :  CLASS ( "ROOT" )
       pay :  CLASS PRINCIPAL SEQUENTIAL  ( "M2" )
------------------------------------
 {#M2_Prn}
------------------------------------
!
------------------------------------ Pay Principal to M3  From Cash Account
      from :  CLASS ( "ROOT" )
       pay :  CLASS PRINCIPAL SEQUENTIAL  ( "M3" )
------------------------------------
 {#M3_Prn}
------------------------------------
!
------------------------------------ Pay Principal to M4  From Cash Account
      from :  CLASS ( "ROOT" )
       pay :  CLASS PRINCIPAL SEQUENTIAL  ( "M4" )
------------------------------------
 {#M4_Prn}
------------------------------------
!
------------------------------------ Pay Principal to M5  From Cash Account
      from :  CLASS ( "ROOT" )
       pay :  CLASS PRINCIPAL SEQUENTIAL  ( "M5" )
------------------------------------
 {#M5_Prn}
------------------------------------
!
------------------------------------ Pay Principal to M6  From Cash Account
      from :  CLASS ( "ROOT" )
       pay :  CLASS PRINCIPAL SEQUENTIAL  ( "M6" )
------------------------------------
 {#M6_Prn}
------------------------------------
!
------------------------------------ Pay Principal to M7  From Cash Account
      from :  CLASS ( "ROOT" )
       pay :  CLASS PRINCIPAL SEQUENTIAL  ( "M7" )
------------------------------------
 {#M7_Prn}
```

```
-----------------------------------
!
----------------------------------- Pay Principal to B1  From Cash Account
      from :  CLASS ( "ROOT" )
       pay :  CLASS PRINCIPAL SEQUENTIAL  ( "B1" )
-----------------------------------
 {#B1_Prn}
-----------------------------------
!
----------------------------------- Payback Basis Risk Shortfall Prorata From Cash Account
      from :  CLASS ( "ROOT" )
       pay :  CLASS COUPONCAP_SHORT PRO_RATA ( "1A1"; "1A2"; "2A1"; "2A2"; "A3"; "M1"; "M2";
"M3"; "M4"; "M5"; "M6";"M7";"B1" )
-----------------------------------
-----------------------------------
!
----------------------------------- Pay Writedown Loss to A3  From Cash Account
      from :  CLASS ( "ROOT" )
       pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "A3" )
-----------------------------------
!
----------------------------------- Pay Writedown Loss to M1  From Cash Account
      from :  CLASS ( "ROOT" )
       pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M1" )
-----------------------------------
!
----------------------------------- Pay Writedown Loss to M2  From Cash Account
      from :  CLASS ( "ROOT" )
       pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M2" )
-----------------------------------
!
----------------------------------- Pay Writedown Loss to M3  From Cash Account
      from :  CLASS ( "ROOT" )
       pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M3" )
-----------------------------------
!
----------------------------------- Pay Writedown Loss to M4  From Cash Account
      from :  CLASS ( "ROOT" )
       pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M4" )
-----------------------------------
!
----------------------------------- Pay Writedown Loss to M5  From Cash Account
      from :  CLASS ( "ROOT" )
       pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M5" )
-----------------------------------
!
----------------------------------- Pay Writedown Loss to M6  From Cash Account
      from :  CLASS ( "ROOT" )
       pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M6" )
-----------------------------------
!
----------------------------------- Pay Writedown Loss to M7  From Cash Account
      from :  CLASS ( "ROOT" )
       pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M7" )
-----------------------------------
!
```

```
----------------------------------- Pay Writedown Loss to B1  From Cash Account
      from :  CLASS ( "ROOT" )
       pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "B1" )
-----------------------------------
      from :  HEDGE ("CAP")
 subject to :  CEILING ((HEDGE ("CAP", "OPTIMAL_PMT") - HEDGE ("CAP", "ACTUAL_PMT")))
       pay :  CLASS COUPONCAP_SHORT PRO_RATA("1A1" ; "1A2" ; "2A1" ; "2A2" ; "A3" ; "M1" ; "M2"
; "M3" ; "M4" ; "M5" ; "M6" ;"M7" ; "B1")
-----------------------------------
      from :  HEDGE ("CAP2")
 subject to :  CEILING ((HEDGE ("CAP2", "OPTIMAL_PMT") - HEDGE ("CAP2", "ACTUAL_PMT")))
       pay :  CLASS COUPONCAP_SHORT PRO_RATA("1A1" ; "1A2" ; "2A1" ; "2A2" ; "A3" ; "M1" ; "M2"
; "M3" ; "M4" ; "M5" ; "M6" ;"M7" ; "B1")
-----------------------------------
      from :  HEDGE ("CAP")
       pay :  AS_INTEREST ("R#1")
-----------------------------------
      from :  HEDGE ("CAP2")
       pay :  AS_INTEREST ("R#1")
-----------------------------------
      from :  CLASS ( "ROOT" )
       pay :  CLASS PRINCIPAL SEQUENTIAL  ( "RESID" )
       pay :  AS_INTEREST ( "OC#1" )
-----------------------------------
       pay :  SEQUENTIAL  ( "OC#1" )
-----------------------------------
  calculate :  #WriteDown = MAX(0.0,
BBAL("1A1#1","1A2#1","2A1#1","2A2#1","A3#1","M1#1","M2#1","M3#1","M4#1","M5#1","M6#1","M7#1","
B1#1","OC#1") - COLL_BAL)
-----------------------------------
      from :  SUBACCOUNT ( #Writedown )
       pay :  WRITEDOWN PRO_RATA ( "OC#1" )
-----------------------------------
      from :  SUBACCOUNT ( #Writedown )
       pay :  WRITEDOWN SEQUENTIAL ( "B1#1" )
-----------------------------------
      from :  SUBACCOUNT ( #Writedown )
       pay :  WRITEDOWN SEQUENTIAL ( "M7#1" )
-----------------------------------
      from :  SUBACCOUNT ( #Writedown )
       pay :  WRITEDOWN SEQUENTIAL ( "M6#1" )
-----------------------------------
      from :  SUBACCOUNT ( #Writedown )
       pay :  WRITEDOWN SEQUENTIAL ( "M5#1" )
-----------------------------------
      from :  SUBACCOUNT ( #Writedown )
       pay :  WRITEDOWN SEQUENTIAL ( "M4#1" )
-----------------------------------
      from :  SUBACCOUNT ( #Writedown )
       pay :  WRITEDOWN SEQUENTIAL ( "M3#1" )
-----------------------------------
      from :  SUBACCOUNT ( #Writedown )
       pay :  WRITEDOWN SEQUENTIAL ( "M2#1" )
-----------------------------------
      from :  SUBACCOUNT ( #Writedown )
       pay :  WRITEDOWN SEQUENTIAL ( "M1#1" )
```

```
-----------------------------------
      from :  SUBACCOUNT ( #Writedown )
       pay :  WRITEDOWN SEQUENTIAL ( "A3#1" )
-----------------------------------
  calculate : #BondBal    =
BBAL("1A1#1","1A2#1","2A1#1","2A2#1","A3#1","M1#1","M2#1","M3#1","M4#1","M5#1","M6#1","M7#1","
B1#1")
  calculate : #BondBal1    = BBAL("SNR_1")
  calculate : #BondBal2    = BBAL("SNR_2")
  calculate : #OC          = MAX( 0, COLL_BAL - #BondBal )
  calculate : #IncrOC      = MAX( 0, #OC - BBAL( "OC#1" ) )
  calculate : #DecrOC      = MAX( 0, BBAL( "OC#1" ) - #OC)
-----------------------------------
      from :  SUBACCOUNT ( #IncrOC )
       pay :  WRITEUP SEQUENTIAL ( "OC#1" )
-----------------------------------
      from :  SUBACCOUNT ( #DecrOC )
       pay :  WRITEDOWN SEQUENTIAL ( "OC#1" )
-----------------------------------
-----------------------------------
 calculate: #CallBalDeal = COLL_BAL
-----------------------------------
-------------------- SECTION: "OPTR_DEAL"
-----------------------------------
      from :  CASH_ACCOUNT (100)
 subject to :  CEILING ( #CallBalDeal)
       pay :  CLASS BALANCE SEQUENTIAL ( "ROOT" )
       pay :  CLASS MORE_INTEREST SEQUENTIAL ( "ROOT" )
-----------------------------------
      from :  CLASS ( "ROOT" )
       pay :  PRO_RATA ( "1A1#1"; "1A2#1"; "2A1#1"; "2A2#1" )
-----------------------------------
      from :  CLASS ( "ROOT" )
       pay :  PRO_RATA ( "A3#1" )
-----------------------------------
      from :  CLASS ( "ROOT" )
       pay :  PRO_RATA ( "M1#1" )
-----------------------------------
      from :  CLASS ( "ROOT" )
       pay :  PRO_RATA ( "M2#1" )
-----------------------------------
      from :  CLASS ( "ROOT" )
       pay :  PRO_RATA ( "M3#1" )
-----------------------------------
      from :  CLASS ( "ROOT" )
       pay :  PRO_RATA ( "M4#1" )
-----------------------------------
      from :  CLASS ( "ROOT" )
       pay :  PRO_RATA ( "M5#1" )
-----------------------------------
      from :  CLASS ( "ROOT" )
       pay :  PRO_RATA ( "M6#1" )
-----------------------------------
     from :  CLASS ( "ROOT" )
       pay :  PRO_RATA ( "M7#1" )
-----------------------------------
```

```
    from :  CLASS ( "ROOT" )
     pay :  PRO_RATA ( "B1#1" )
-----------------------------------
    from :  CLASS ( "ROOT" )
     pay :  PRO_RATA ( "OC#1" )
-----------------------------------
    from :  CLASS ( "ROOT" )
     pay :  AS_INTEREST ( "OC#1" )
-----------------------------------
!
 Collateral OVER
!
!    Factor    --Delay--
! Type  Date     P/Y   BV   Use BV for 0
 WL  20041001    9999 9999   FALSE
!
! Pool# Type   Gross   Current   Original  --Fee-- Maturity Orig  ARM        Gross  #mos  #mos
P#mos  P#mos  Life  Reset Life  Max  Look
!          Coupon   Factor    Balance   P/Y  BV  P/Y   BV Term  Index       Margin ToRst RstPer
ToRst  RstPer Cap   Cap  Floor  Negam Back
!! BEGINNING OF COLLATERAL
M     1    "1 // 15 YR Fixed // No IO"    WL   00   WAC        7.0789 (    7683661.46 /
7683661.46 );   7683661.46           0.65884    0.65884       179:1    179:1     180 NO_CHECK
GROUP "1F"
M     2    "1 // 2/28 Libor // IO - 24"   WL   00   WAC        6.3001 (    41168001.05 /   41168001.05
);   41168001.05            0.59732    0.59732       359:1   359:1     360 NO_CHECK ARM
LIBOR_6MO            4.976   23   6 SYNC_INT        12.30000         1      6.30000     0    45
ORIG_GROSSRATE    6.3001 AMORT NONE FOR       24 GROUP "1A"   TEASER
M     3    "1 // 2/28 Libor // No IO"    WL   00   WAC        7.20387 (   451845737.51 /
451845737.51 );   451845737.51              0.83921    0.83921      359:1    359:1     360
NO_CHECK ARM LIBOR_6MO             5.05   23   6 SYNC_INT         13.20900          1
7.20300      0    45  INIT_PERCAP       1.009  ORIG_GROSSRATE    7.20387
GROUP "1A"   TEASER
M     4    "1 // 30 YR Fixed // No IO"    WL   00   WAC        7.45685 (    69780440.01 /
69780440.01 );   69780440.01              0.75088    0.75088      359:1    359:1     360
NO_CHECK
GROUP "1F"
M     5    "1 // 3/27 Libor // IO - 36"   WL   00   WAC        6.57132 (    1851799.33 /    1851799.33
);   1851799.33             0.60575    0.60575       359:1   359:1     360 NO_CHECK ARM
LIBOR_6MO             4.99   35   6 SYNC_INT        12.57100          1     6.57100     0    45
INIT_PERCAP       2.782  ORIG_GROSSRATE    6.57132 AMORT NONE FOR       36 GROUP "1A"
TEASER
M     6    "1 // 3/27 Libor // No IO"    WL   00   WAC        7.26521 (    12597536.65 /
12597536.65 );   12597536.65              0.76262    0.76262      359:1    359:1     360
NO_CHECK ARM LIBOR_6MO             5.098   35   6 SYNC_INT        13.28800          1
7.26500      0    45  INIT_PERCAP          3  ORIG_GROSSRATE    7.26521
GROUP "1A"   TEASER
M     7    "1 // 5/25 Libor // IO - 60"   WL   00   WAC        6.43903 (    860240.00 /    860240.00 );
860240.00              0.5018    0.5018       359:1    359:1     360 NO_CHECK ARM LIBOR_6MO
4.99   59   6 SYNC_INT       12.43900          1      6.43900     0    45  INIT_PERCAP        3
ORIG_GROSSRATE    6.43903 AMORT NONE FOR       60 GROUP "1A"   TEASER
M     8    "1 // 5/25 Libor // No IO"    WL   00   WAC        7.17759 (    4431352.74 /    4431352.74
);   4431352.74             0.57681    0.57681       359:1   359:1     360 NO_CHECK ARM
LIBOR_6MO            5.074   59   6 SYNC_INT        13.17800         1      7.17800     0    45
INIT_PERCAP          3  ORIG_GROSSRATE    7.17759                GROUP "1A"   TEASER
```

M 9 "1 // 6 Month Libor // No IO" WL 00 WAC 6.94324 (1077276.83 / 1077276.83); 1077276.83 1.50966 1.50966 359:1 359:1 360 NO_CHECK ARM LIBOR_6MO 5.188 5 6 SYNC_INT 12.94300 1 6.94300 0 45 ORIG_GROSSRATE 6.94324 GROUP "1A" TEASER
M 10 "2 // 15 YR Fixed // No IO" WL 00 WAC 6.28716 (1047223.02 / 1047223.02); 1047223.02 0.5018 0.5018 179:1 179:1 180 NO_CHECK GROUP "2F"
M 11 "2 // 20 YR Fixed // No IO" WL 00 WAC 7.90812 (706526.05 / 706526.05); 706526.05 0.69762 0.69762 239:1 239:1 240 NO_CHECK GROUP "2F"
M 12 "2 // 2/28 Libor // IO - 24" WL 00 WAC 6.69515 (231222056.33 / 231222056.33); 231222056.33 0.61669 0.61669 359:1 359:1 360 NO_CHECK ARM LIBOR_6MO 5.044 23 6 SYNC_INT 12.69500 1 6.69500 0 45 ORIG_GROSSRATE 6.69515 AMORT NONE FOR 24 GROUP "2A" TEASER
M 13 "2 // 2/28 Libor // No IO" WL 00 WAC 7.00836 (246731988.29 / 246731988.29); 246731988.29 0.74179 0.74179 359:1 359:1 360 NO_CHECK ARM LIBOR_6MO 5.066 23 6 SYNC_INT 13.01700 1 7.00800 0 45 INIT_PERCAP 1.019 ORIG_GROSSRATE 7.00836 GROUP "2A" TEASER
M 14 "2 // 30 YR Fixed // No IO" WL 00 WAC 6.91532 (20177665.18 / 20177665.18); 20177665.18 0.71503 0.71503 359:1 359:1 360 NO_CHECK
GROUP "2F"
M 15 "2 // 3/27 Libor // IO - 36" WL 00 WAC 6.81455 (5871202.37 / 5871202.37); 5871202.37 0.73282 0.73282 359:1 359:1 360 NO_CHECK ARM LIBOR_6MO 5.043 35 6 SYNC_INT 12.81500 1 6.81500 0 45 INIT_PERCAP 2.917 ORIG_GROSSRATE 6.81455 AMORT NONE FOR 36 GROUP "2A" TEASER
M 16 "2 // 3/27 Libor // No IO" WL 00 WAC 7.22532 (2700717.46 / 2700717.46); 2700717.46 0.88454 0.88454 359:1 359:1 360 NO_CHECK ARM LIBOR_6MO 5.256 35 6 SYNC_INT 13.22500 1 7.22500 0 45 INIT_PERCAP 3 ORIG_GROSSRATE 7.22532 GROUP "2A" TEASER
M 17 "2 // 5/25 Libor // IO - 60" WL 00 WAC 6.95023 (2755131.58 / 2755131.58); 2755131.58 0.5018 0.5018 359:1 359:1 360 NO_CHECK ARM LIBOR_6MO 5.055 59 6 SYNC_INT 12.95000 1 6.95000 0 45 INIT_PERCAP 2.76 ORIG_GROSSRATE 6.95023 AMORT NONE FOR 60 GROUP "2A" TEASER
M 18 "2 // 6 Month Libor // No IO" WL 00 WAC 6.777 (1788976.72 / 1788976.72); 1788976.72 1.04075 1.04075 359:1 359:1 360 NO_CHECK ARM LIBOR_6MO 4.99 6 6 SYNC_INT 12.77700 1 6.77700 0 45 ORIG_GROSSRATE 6.777 GROUP "2A" TEASER